Registration Statement No. _______
                           811-09137

As Filed with the Securities and Exchange Commission on July 17, 2007

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-6

REGISTRATION UNDER THE SECURITIES ACT OF 1933                [ X ]

Pre-Effective Amendment No. ____          [  ]

Post-Effective Amendment No.____         [  ]

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940          [ X ]

Amendment No.____          [   ]

Sun Life of Canada (U.S.) Variable Account I
Registrant

Sun Life Assurance Company of Canada (U.S.)
Depositor

One Sun Life Executive Park
Wellesley Hills, Massachusetts 02481
Depositor's Address

1-800-700-6554
Depositor's Telephone Number

Bruce Teichner
Assistant Vice President and Senior Counsel
Sun Life Assurance Company of Canada (U.S.)
One Sun Life Executive Park
Wellesley Hills, Massachusetts 02481
Name and Address of Agent For Service

Pursuant to Rule 24f-2 under the Investment Company Act of 1940, the Registrant hereby declares that an indefinite amount of its Flexible Premium Combination Fixed and Variable Life Insurance Policies is being registered under the Securities Act of 1933.
                                Title and Amount of Securities Being Registered

As soon as practicable after the effective date of this Registration Statement
Approximate Date of Proposed Public Offering

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PART A

Sun Protector Variable Universal Life Insurance
Sun Life of Canada (U.S.) Variable Account I
A Flexible Premium Combination Fixed and Variable Universal Life Insurance Policy
Prospectus
September 25, 2007

This prospectus describes a combination fixed and variable universal life insurance policy (the "Policy") issued by Sun Life Assurance Company of Canada (U.S.) ("we", "us" or "Company"), a member of the Sun Life Financial group of companies, through Sun Life of Canada (U.S.) Variable Account I, one of our separate accounts.  The Policy is being offered as an individual policy.    This prospectus contains important information you should understand before purchasing a Policy.  We use certain special terms which are defined in Appendix A.  You should read this prospectus carefully and keep it for future reference.

You may choose among a number of Variable Subaccounts and a Fixed Account. The Variable Subaccounts invest in shares of the following Funds:

ASSET ALLOCATION	LARGE CAP EQUITY
Franklin Income Securities Fund (Class 2)	AIM V.I. Core Equity Fund (Series I)
MFS/Sun Life Total Return Series (S Class)	Columbia Marsico 21st Century Fund, Variable Series – Class B
EMERGING MARKETS BOND	Fidelity VIP Contrafund® Portfolio (Service Class 2)
PIMCO VIT Emerging Markets Bond Portfolio (Administrative Class)	Fidelity VIP Index 500 Portfolio (Service Class 2)
EMERGING MARKETS EQUITY	Franklin Mutual Shares Securities Fund (Class 2)
MFS/Sun Life Emerging Markets Equity Series (S Class)	Goldman Sachs VIT Structured U.S. Equity Fund (S Shares)
HIGH YIELD BOND	Lord Abbett Series Fund – Growth and Income Portfolio (Class VC)
PIMCO VIT High Yield Portfolio (Administrative Class)
INFLATION-PROTECTED BOND
PIMCO VIT Real Return Portfolio (Administrative Class)	MFS/Sun Life Value Series (S Class)
INTERMEDIATE TERM BOND	Oppenheimer Capital Appreciation Fund/VA (Service Shares)
Franklin U.S. Government Fund (Class 2)	Oppenheimer Main Street Fund/VA (Service Shares)
MFS/Sun Life Bond Series (S Class)	SC Davis Venture Value Fund (I Class)
PIMCO VIT Total Return Portfolio (Administrative Class)	SC FI Large Cap Growth Fund (I Class)
Sun Capital Investment Grade Bond Fund (I Class)	Van Kampen LIT Comstock Portfolio (Class 2 Shares)
INTERNATIONAL/GLOBAL EQUITY	REAL ESTATE EQUITY
AIM V.I. International Growth Fund (Series I)	Sun Capital Real Estate Fund® (I Class)
AllianceBernstein VPS International Value Portfolio (Class B)	SHORT TERM BOND
PIMCO VIT Low Duration Portfolio (Administrative Class)
MFS/Sun Life Research International Series (S Class)	SMALL CAP EQUITY
Oppenheimer Global Securities Fund/VA (Service Shares)	DWS Small Cap Index VIP (Class B)
INTERNATIONAL/GLOBAL SMALL/MID CAP EQUITY	Franklin Small Cap Value Securities Fund (Class 2)
First Eagle Overseas Variable Fund
MID CAP EQUITY	SC Oppenheimer Main Street Small Cap Fund (I Class)
Fidelity VIP Mid Cap Portfolio (Service Class 2)	Wanger U.S. Smaller Companies
Lord Abbett Series Fund – Mid-Cap Value Portfolio (Class VC)	SPECIALTY/SECTOR EQUITY
SC Blue Chip Mid Cap Fund (I Class)	MFS/Sun Life Utilities Series (S Class)
MONEY MARKET	SPECIALTY/SECTOR COMMODITY
Sun Capital Money Market Fund (I Class)	PIMCO VIT Commodity RealReturn Strategy Portfolio (Administrative Class)
MULTI SECTOR BOND	TARGET DATE
Franklin Strategic Income Securities Fund (Class 2)	Fidelity VIP Freedom 2015 Portfolio (Service Class 2)
Fidelity VIP Freedom 2020 Portfolio (Service Class 2)
Fidelity VIP Freedom 2030 Portfolio (Service Class 2)

AIM Advisors, Inc. advises the AIM Funds.  AllianceBernstein L.P. advises the AllianceBernstein VPS International Value Portfolio.  Columbia Management Advisors, LLC advises the Columbia Marsico 21st Century Fund and Marsico Capital Management, LLC is the subadviser.  Deutsche Investment Management Americas, Inc. advises the DWS Small Cap Index VIP.  Fidelity Management & Research Company advises the Fidelity Portfolios. Arnhold and S. Bleichroeder Advisers, LLC advises the First Eagle Overseas Variable Fund.  Franklin Advisers, Inc. advises the Franklin Income Securities Fund, Franklin Strategic Income Securities Fund and Franklin U.S. Government Fund.  Franklin Advisory Services, LLC advises the Franklin Mutual Shares Securities Fund and the Franklin Small Cap Value Securities Fund.  Goldman Sachs Asset Management, L.P. advises the Goldman Sachs VIT Structured U.S. Equity Fund.  Lord, Abbett & Co. LLC advises the Lord Abbett Portfolios.  Massachusetts Financial Services Company, our affiliate, advises the MFS/Sun Life Series.    OppenheimerFunds, Inc. advises the Oppenheimer Fund/VAs.  Pacific Investment Management Company LLC advises the PIMCO Portfolios.  Sun Capital Advisers, LLC, our affiliate, advises the Sun Capital Funds.  Van Kampen Asset Management advises the Van Kampen LIT Comstock Portfolio.  Columbia Wanger Asset Management, LP advises the Wanger U.S. Smaller Companies.

Sun Life Assurance Company of Canada (U.S.)
One Sun Life Executive Park
Wellesley Hills, Massachusetts 02481
(800) 700-6554

Neither the Securities and Exchange Commission nor any state securities commission has approved these securities or determined that this prospectus is accurate or complete.  Any representation to the contrary is a criminal offense.

This prospectus does not constitute an offering in any jurisdiction where the offering would not be lawful.  You should rely only on the information contained in this prospectus or in the prospectus or statement of additional information of the Funds.  We have not authorized anyone to provide you with information that is different.

Risk/Benefit Summary of Policy

Right of Return Period You may return the Policy and receive a refund within 10 days from the date of receipt of the Policy. A longer period may apply in some states. Premium Payments
- - -
Generally, you must make a minimum Initial Premium payment equal to two Minimum Monthly Premiums.  The minimum Initial Premium is shown in the illustration for the Policy and is shown in the Policy.

You choose the amount and timing of subsequent premium payments, within certain limits.

You may allocate your net premium payments among the Policy's available Sub-Accounts.

CONTRACT BENEFITS

Account Value

Account Value is the sum of the amounts in each Sub-Account with respect to the Policy.

The Policy's Account Value will reflect-

- - - -
the premiums you pay;

the investment performance of the Variable Sub-Accounts you select, and/or the interest credited to the Fixed Account;

any loans or partial withdrawals;

the charges we deduct under the Policy.

Accessing the Policy’s Account Value

- - -
You may borrow from us using your Account Value as collateral.

You may surrender the Policy for its Cash Surrender Value.  Cash Surrender Value is Account Value minus any surrender charges and the amount of any Policy Debt.  The surrender charge period ends 15 years after you purchase the Policy or after you increase the Specified Face Amount of the Policy.

You may make a partial withdrawal of some of the Policy’s Cash Surrender Value after the Policy has been in force for one year.  A partial withdrawal will cause a decrease in the Specified Face Amount of the Policy if your death benefit option is the Specified Face Amount.  Reducing the Cash Surrender Value with a partial withdrawal may increase the risk of Policy lapse.

Death Benefit Compliance Test

-	For favorable federal tax treatment, the Policy must meet the Guideline Premium Test.
-	Please see the Death Benefit Compliance Test paragraph in the About the Policy section of the prospectus for the Guideline Premium Test definition.

Death Benefit

If the Policy is in force at the time we receive due proof of the Insured's death, we will pay the beneficiary an amount based on the death benefit option in effect, plus any supplemental benefits added to the Policy, less Policy Debt and any overdue monthly deductions.

Specified Face Amount is the minimum amount of life insurance in the Policy.

-	You have a choice of two death benefit options-
	- -	the Specified Face Amount (Option A); or the Specified Face Amount plus Account Value (Option B).

-	After the first Policy Year, you may change the Specified Face Amount.

-	After the policy date, you may change the death benefit option.

CONTRACT RISKS

The Variable Account

- - - - -
We have established a variable separate account to fund the variable benefits under the Policy.

The assets of the variable separate account are free from our general creditor's claims.

The variable separate account is divided into Variable Sub-Accounts.

Each Variable Sub-Account invests exclusively in shares of a corresponding mutual fund.

When you choose Variable Sub-Accounts in the Variable Account, your benefits will fluctuate based on certain economic conditions.  These conditions include, but are not limited to

- - - -	inflationary forces, changes in rates of return available from different types of investments, changes in employment rates and the presence of international conflict.

- - -
With such Variable Sub-Accounts, you assume all investment risk.  Investment risk is the risk of poor investment performance.  Poor investment performance can result in a loss of all or some of your investment.

A comprehensive discussion of the risks of such Variable Sub-Accounts may be found in the underlying Fund's prospectus.

It is unsuitable to purchase a life insurance policy as a short-term savings vehicle because investment risk is best borne over a number of years.  Surrender charges may also be imposed if surrender occurs in the early Policy Years.

Investment Options

- - -
You may allocate your net premium payments among the Variable Sub-Accounts and the Fixed Account.

You may transfer amounts from one Variable Sub-Account to another, subject to any limits that we or the Funds may impose.  We will notify you in writing of any such limitations.

You may transfer amounts to and from the Fixed Account, subject to our transfer rules in effect at time of transfer.

What If Charges and Deductions Exceed Account Value less Policy Debt?

- - - -
Unless the No-Lapse Protection Rider is in effect, the Policy will terminate if the Account Value less Policy Debt at the beginning of any Policy Month is less than the charges and deductions then due.

We will send you notice and allow you a 61 day Grace Period.

If, within the Grace Period, you do not make a premium payment sufficient to cover all charges and deductions due, the Policy will terminate at the end of the Grace Period.

If the Policy terminates, all coverage ceases and no benefits are payable.

Reinstatement

If the Policy terminates due to insufficient value, we will reinstate it within three years at your request, subject to certain conditions.

Federal Tax Considerations

Purchase of, and transactions under, the Policy may have adverse or unfavorable tax consequences that you should consider.  You may wish to consult a qualified tax professional prior to purchase regarding tax treatment of death benefits, loans and surrenders.

Supplemental Benefits

-	You may supplement the Policy with the following riders where available-

- - - - - - - - -
accelerated benefits

waiver of monthly deductions

payment of stipulated amount

supplemental insurance

surrender charge modification

loan lapse protection

no-lapse protection

charitable giving

travel assistance

-	We will deduct the cost, if any, of the rider(s) from the Policy's Account Value on a monthly basis.

The following tables describe the fees and expenses that you will pay when buying, owning and surrendering the Policy.  The first table describes the fees and expenses that you will pay at the time that you buy the Policy, surrender the Policy or transfer amounts between Investment Options.

TRANSACTION FEES
Charge	When Charge is Deducted	Amount Deducted
Premium Expense Charge[1]	Upon premium receipt		7.50%
Surrender Charge	Upon policy surrender before the sixteenth Policy Year and upon surrender of a Policy increase before fifteen years have elapsed from the increase effective date	(Per $1000 of Specified Face Amount)
Minimum and Maximum Charge		Maximum: Minimum:	$55.00[2] $0.25[2]
Representative Owner Charge[3]		$25.00
Transfer Fee	Upon transfers in excess of 12 in a Policy Year	Maximum: Minimum:	$15.00 $0.00

The next table describes the fees and expenses that you will pay periodically during the time you own the Policy, not including Fund fees and expenses.

PERIODIC CHARGES OTHER THAN FUND OPERATING EXPENSES
Charge	When Charge is Deducted	Amount Deducted
Cost of Insurance	At the beginning of a Policy Month	(Per $1000 of Policy Net Amount at Risk)
Minimum and Maximum Charge		Maximum: Minimum:	$388.59[4] $0.42[4]
Representative Owner Charge[5]		Maximum: Minimum:	$373.37 $2.33
Mortality and Expense Risk Charge[6]	At the beginning of a Policy Month	(On the assets allocated to the Variable Sub-Accounts)
0.60% per year
Monthly Expense Charge[7] Minimum and Maximum Charge	At the beginning of a Policy Month	Maximum: Minimum:	$10.00 per month plus $2.50 per $1000 of Specified Face Amount $10.00 per month plus $0.01 per $1000 of Specified Face Amount
Representative Owner Charge[8]		$10.00 per month plus $0.09 per $1000 of Specified Face Amount

Loan Interest[9]	At the end of each Policy Year	(as a percentage of Policy Debt)
		Maximum:	5.0%
Flat Extra Charge	At the beginning of a Policy Month	(Per $1000 of Specified Face Amount)
		Maximum: Minimum:	$20.00 $1.00

The next table describes the charges you will pay periodically during the time you own any riders attached to the Policy.

OPTIONAL CHARGES
Charge	When Charge is Deducted	Amount Deducted
Waiver of Monthly Deductions Rider Minimum and Maximum Charge	At the beginning of a Policy Month	(Per $1000 of Specified Face Amount)
		Maximum: Minimum:	$2.22[10] $0.14[10]
Representative Owner Charge[11]		$0.84
Payment of Stipulated Amount Rider Minimum and Maximum Charge	At the beginning of a Policy Month	(Per $100 of Stipulated Amount12)
		Maximum: Minimum:	$9.50[13] $1.66[13]
Representative Owner Charge[14]		$5.51
Supplemental Insurance Rider (This charge is in addition to the Policy Cost of Insurance Charge.) Minimum and Maximum Charge	At the beginning of a Policy Month	(Per $1000 of Rider Net Amount at Risk)
		Maximum: Minimum:	$388.59[15] $0.42[15]
Representative Owner Charge[16]		Maximum: Minimum:	$373.37 $2.33
Loan Lapse Protection Rider	On the Rider Exercise Date	The excess of 99.5% of the Account Value over the Policy Debt
Surrender Charge Modification Rider[17] Minimum and Maximum Charge	At the beginning of a Policy Month	(Per $1000 of Initial Specified Face Amount)
.01
Representative Owner Charge			.01
Accelerated Benefits Rider			No charge
Charitable Giving Benefit Rider			No charge
No-Lapse Protection Rider Minimum and Maximum Charge	At the beginning of a Policy Month	(Per $1000 of Rider Net Amount at Risk)
		Maximum: Minimum:	$11.66 $0.01
Representative Owner Charge		Maximum: Minimum:	$11.20 $0.07

The next item shows the minimum and maximum total operating expenses charged by the Funds that you may pay periodically during the time that you own the Policy.  More detail concerning each Fund's fees and expenses is contained in the prospectus for each Fund.

TOTAL ANNUAL FUND OPERATING EXPENSES (deducted by each Fund of the average daily net asset value of each Fund)	Minimum	Maximum
Total Annual Fund Expenses (expenses that are deducted from Fund assets, including management fees, distribution and/or service (12b-1) fees, and other expenses)	0.35%	1.78%

[1]The elements making up the Premium Expense Charge are discussed on page 24.  The Charge is deducted from premium received.  The Charge is 7.50% in Policy Years 1-10 and 3.50% thereafter.
[2]The $55.00 is the maximum surrender charge possible and represents the per $1000 of Specified Face Amount charge for an Insured male, standard, tobacco, issue age 85, Policy Year 1.  The $0.25 is the minimum surrender charge possible and represents the per $1000 of Specified Face Amount charge for an Insured female, super preferred, non-tobacco, issue age 20, Policy Year 15.  The surrender charge varies based on the Specified Face Amount, the length of time the Policy has been in force, the Insured’s age, sex and rating class.
3A Representative Owner is a male, preferred, non-tobacco, issue age 45, Policy Year 1.  It is assumed the Owner and the Insured are the same person.
[4]The numbers are annualized charges although deducted on a monthly basis.  The $388.59 is the annual maximum cost of insurance charge possible and represents the charge for an Insured male, tobacco, current age 99.  The $0.42 is the annual minimum cost of insurance charge and represents the charge for an Insured female, super preferred, non-tobacco, issue age 20, Policy Year 1.  The maximum cost of insurance charges vary based on the Insured’s attained age, sex and rating class.   The minimum cost of insurance charges vary based on the length of time the Policy has been in force and the Insured's issue age, sex and rating class.
[5]For the maximum annual cost of insurance charge calculation, a Representative Owner is a male, preferred, non-tobacco, current age 99.  For the minimum annual cost of insurance charge calculation, a Representative Owner is a male, preferred, non-tobacco, issue age 45, Policy Year 1. It is assumed the Owner and the Insured are the same person.
[6]The annual rate is shown in the table. The monthly percentage is 0.05% for  Policy Years 1-10 and 0.0083% thereafter.
[7]The maximum monthly expense charge is $10.00 in all Policy Years plus $2.50 per $1000 of Specified Face Amount for the first 20 Policy Years following the date of issue and for the first 20 Policy Years following the date of any increase in Specified Face Amount.  The $2.50 per $1000 of Specified Face Amount represents the charge for an Insured male, tobacco, issue age 85.  The minimum monthly expense charge is $10.00 in all Policy Years plus $0.01 per $1000 of Specified Face Amount for the first 20 Policy Years following the date of issue and for the first 20 Policy Years following the date of any increase in Specified Face Amount.  The $0.01 per $1000 of Specified Face Amount represents the charge for an Insured female, super preferred, non-tobacco, issue age 20. The monthly expense charge varies based on the Insured's age, sex and rating class.
8A Representative Owner is a male, preferred, non-tobacco, issue age 45.  It is assumed the Owner and the Insured are the same person.
[9]Loan Interest is charged as a percentage of Policy Debt and is added to Policy Debt.  The Loan Interest is 5.0% in Policy Years 1-20 and 3.0% thereafter.
[10]The numbers are annualized charges although deducted on a monthly basis.  The $2.22 is the annual maximum charge possible and represents the per $1000 of Specified Face Amount charge for an Insured, issue age 55.  The  $0.14 is the annual minimum charge possible and represents the charge for an Insured, issue age 20.  Charges vary by issue age only.
11A Representative Owner is issue age 45.  It is assumed the Owner and the Insured are the same person.
12To increase the variety of Stipulated Amounts electable, the charge imposed is per $100 of Stipulated Amount.
[13]The numbers are annualized charges although deducted on a monthly basis. The $9.50 is the annual maximum charge possible and represents the charge for an Insured male, issue age 55, benefit payable to age 70.  The $1.66 is the annual minimum charge possible and represents the charge for an Insured male, issue age 20, benefit payable to age 65.  Charges vary based on the Insured's age, sex and duration of payment option.
14A Representative Owner is an Insured male, issue age 45, benefit payable to age 70.  It is assumed the Owner and the Insured are the same person.

[15]The numbers are annualized charges although deducted on a monthly basis.  For a Policy with the Supplemental Insurance Rider, the $388.59 is the annual maximum cost of insurance charge possible and represents the charge for an Insured male, tobacco, current age 99.  The $0.42 is the annual minimum cost of insurance charge and represents the charge for an Insured female, super preferred, non-tobacco, issue age 20, Policy Year 1. The maximum cost of insurance charges vary based on the Insured’s attained age, sex and rating class.   The minimum cost of insurance charges vary based on the length of time the Policy has been in force and the Insured's issue age, sex and rating class.
[16]For the maximum annual charge calculation, a Representative Owner is a male, preferred, non-tobacco, issue age 45, current age 99.  For the minimum annual charge calculation, a Representative Owner is a male, preferred, non-tobacco, issue age 45, Policy Year 1. It is assumed the Owner and the Insured are the same person.
[17]The charge applies only during the first Policy Year.

Sun Life Assurance Company of Canada (U.S.)
We are a stock life insurance company incorporated under the laws of Delaware on January 12, 1970.  We do business in 49 states, the District of Columbia and the Virgin Islands.  We have an insurance company subsidiary that does business in New York.  Our executive office mailing address is One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481. We are ultimately controlled by Sun Life Financial Inc. ("Sun Life Financial").  Sun Life Financial, a corporation organized in Canada, is a reporting company under the Securities Exchange Act of 1934 with common shares listed on the Toronto, New York and Philippine stock exchanges.

The Variable Account

We established Sun Life of Canada (U.S.) Variable Account I in accordance with Delaware law on December 1, 1998.  The Variable Account may also be used to fund benefits payable under other life insurance policies issued by us.  We are obligated to pay all benefits payable under the Policy.

We own the assets of the Variable Account.  The income, gains or losses, realized or unrealized, from assets allocated to the Variable Account are credited to or charged against the Variable Account without regard to our other income, gains or losses.

We will at all times maintain assets in the Variable Account with a total market value at least equal to the reserves and other liabilities relating to the variable benefits under all policies participating in the Variable Account and the Variable Account is fully funded for the purpose of Federal securities laws.  The assets of the Variable Account are insulated from our general liabilities and may not be charged with our liabilities from our other business.  Our obligations under those policies are, however, our general corporate obligations.

The Variable Account is registered with the Securities and Exchange Commission (the "SEC") under the Investment Company Act of 1940 ("1940 Act") as a unit investment trust.  Registration under the 1940 Act does not involve any supervision by the SEC of the management or investment practices or policies of the Variable Account.

The Variable Account is divided into Variable Sub-Accounts.  Each Variable Sub-Account invests exclusively in shares of a corresponding investment portfolio of a registered investment company (commonly known as a mutual fund).  We may in the future add new or delete existing Variable Sub-Accounts.  The income, gains or losses, realized or unrealized, from assets allocated to each Variable Sub-Account are credited to or charged against that Variable Sub-Account without regard to the other income, gains or losses of the other Variable Sub-Accounts.  All amounts allocated to a Variable Sub-Account will be used to purchase shares of the corresponding mutual fund.  The Variable Sub-Accounts will at all times be fully invested in mutual fund shares.  The Variable Account may contain certain variable sub-accounts which are not available under the Policy.

The Funds

The Policy offers a number of Fund options shown on page 1.  Each Fund is a mutual fund registered under the Investment Company Act of 1940, or a separate series of shares of such a mutual fund.  More comprehensive information, including a discussion of potential risks, is found in the current prospectuses for the Funds (the "Fund Prospectuses").  The Fund Prospectuses should be read in connection with this prospectus.  A copy of each Fund Prospectus may be obtained without charge by calling (800) 700-6554, or writing to Sun Life Assurance Company of Canada (U.S.), One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481.

Although the investment objectives and policies of the Funds may be similar to those of other mutual funds managed by the Funds' investment advisers, the investment results of the Funds can differ significantly from those of such other mutual funds.  Some of the Funds' investment advisers may compensate us for administering the Funds as investment options under the Policy.  Such compensation is paid from advisers' assets.

The Funds may also be available to separate accounts offering variable annuity and variable life products of other affiliated and unaffiliated insurance companies, as well as our other separate accounts.  Although we do not anticipate any disadvantages in this, there is a possibility that a material conflict may arise between the interests of the Variable Account and one or more of the other separate accounts participating in the Funds.  A conflict may occur due to a change in law affecting the operations of variable life and variable annuity separate accounts, differences in the voting instructions of policyowners and those of other companies, or some other reason.  In the event of conflict, we will take any steps necessary to protect policyowners, including withdrawal of the Variable Account from participation in the Funds which are involved in the conflict or substitution of shares of other Funds.

Fees and Expenses of the Funds

Fund shares are purchased at net asset value, which reflects the deduction of investment management fees and certain other expenses.  The management fees are charged by each Fund's investment adviser for managing the Fund and selecting its portfolio of securities.  Other Fund expenses can include such items as interest expense on loans and contracts with transfer agents, custodians and other companies that provide services to the Fund.

The Fund expenses are assessed at the Fund level and are not direct charges against Variable Account assets or reductions from Cash Values.  These expenses are taken into consideration in computing each Fund's net asset value, which is the share price used to calculate the Unit Values of the Variable Account.  Thus, you indirectly bear the fees and expenses of the Funds you select.  The table presented earlier shows the range of annual expenses paid by the Funds as a percentage of average net assets.

The management fees and other expenses of the Funds are more fully described in the Fund Prospectuses.  The information relating to the Fund expenses was provided by the Fund and was not independently verified by us.

Our General Account

Our general account consists of all of our assets other than those in our variable separate accounts.  Subject to applicable law, we have sole discretion over the investment of our general account assets.

The Fixed Account is not a security and the general account is not an investment company.  Interests in our general account offered through the Fixed Account have not been registered under the Securities Act of 1933 and our general account has not been registered as an investment company under the Investment Company Act of 1940.

You may allocate net premiums to the Fixed Account and may transfer a portion of your investments in the Variable Sub-Accounts to the Fixed Account.  You may also transfer a portion of your investment in the Fixed Account to any of the Variable Sub-Accounts.  Transfers may be subject to certain restrictions.

An investment in the Fixed Account does not entitle you to share in the investment experience of our general account.  Instead, we guarantee that your fixed account investment will accrue interest daily at an effective annual rate of at least 3%, without regard to the actual investment experience of our general account.  We may, at our sole discretion, credit a higher rate of interest, but are not obligated to do so.

Investment Programs

Dollar Cost Averaging.  You may select, at no extra charge, a dollar cost averaging program by allocating a minimum of $5,000 to a Sub-Account designated by us.  Each month or quarter, a level amount will be transferred automatically, at no cost, to one or more Variable Sub-Accounts chosen by you, up to a maximum of twelve.  The program continues until your Account Value allocated to the program is depleted or you elect to stop the program.

The main objective of a dollar cost averaging program is to minimize the impact of short-term price fluctuations.  Since the same dollar amount is transferred to other available Variable Sub-Accounts at set intervals, dollar cost averaging allows you to purchase more Units (and, indirectly, more Fund shares) when prices are low and fewer Units (and, indirectly, fewer Fund shares) when prices are high.  Therefore, a lower average cost per Unit may be achieved over the long-term.  A dollar cost averaging program allows you to take advantage of market fluctuations.  However, it is important to understand that a dollar cost averaging program does not assure a profit or protect against loss in a declining market.

Asset Rebalancing.  Once your money has been allocated among the Sub-Accounts, the earnings may cause the percentage invested in each Sub-Account to differ from your allocation instructions.  You can direct us to automatically rebalance the policy among your Sub-Accounts to return to your allocation percentages by selecting our asset rebalancing program.  The rebalancing will be on a calendar quarter, semi-annual or annual basis, depending on your instructions.  The minimum amount of each rebalancing is $1,000.

There is no charge for asset rebalancing.  In addition, rebalancing will not be counted against any limit we may place on your number of transfers in a Policy Year.  You may not select dollar cost averaging and asset rebalancing at the same time.  We reserve the right to modify, suspend or terminate this program at anytime.  We also reserve the right to waive the $1,000 minimum amount for asset rebalancing.

Asset Allocation.  One or more asset allocation investment programs may be made available in connection with the Policy, at no extra charge.  Asset allocation is the process of investing in different asset classes -- such as equity funds, fixed income funds and money market funds -- depending on your personal investment goals, tolerance for risk, and investment time horizon.  By spreading your money among a variety of asset classes, you may be able to reduce the risk and volatility of investing, although there are no guarantees, and asset allocation does not insure a profit or protect against loss in a declining market.  Currently, you may select one of the asset allocation models, each of which represents a combination of Variable Sub-Accounts with a different level of risk.  These asset allocation models, as well as the terms and conditions of the asset allocation program, are fully described in a separate brochure.  We may add or delete such programs in the future.  If you elect an asset allocation program, we automatically rebalance your premium payments among the Variable Sub-Accounts represented in the model you choose.  We rebalance your premium payments on a quarterly basis, without further instruction, until we receive notification that you wish to terminate the program or choose a different model.  While the asset allocation models may be reviewed and changed from time to time, we will not change your original percentage allocations among the Variable Sub-Accounts in the model you chose and will discontinue rebalancing at the time of a model change, unless you advise us otherwise.  You should consult your financial adviser periodically to consider whether the model you have selected is still appropriate for you or whether you wish to change your percentage allocations.

About the Policy

Policy Application, Issuance and Initial Premium

To purchase a Policy, you must first submit an application to our Principal Office.  We may then follow certain underwriting procedures designed to determine the insurability of the proposed Insured.  We offer the Policy on a regular (medical) underwriting basis.  We may require medical examinations and further information before the proposed application is approved.    Proposed Insureds must be acceptable risks based on our

underwriting limits and standards.  A Policy cannot be issued until the underwriting process has been completed to our satisfaction.  We reserve the right to reject an application that does not meet our underwriting requirements or to apply extra charges for the underwriting classification for an Insured which may result in increased Monthly Cost of Insurance charges.

You must specify certain information in the application, including the Specified Face Amount, the death benefit option and supplemental benefits, if any.  The Specified Face Amount generally may not be decreased below $100,000-the “Minimum Specified Face Amount.”

While your application is being reviewed, we may make available to you temporary life insurance coverage if you have signed a Policy Application and, at that same time, submitted a separate signed application for temporary coverage and made an advance payment.  The temporary coverage, if available, begins on the date that separate application for it is signed, has a maximum amount and is subject to other conditions.

Pending approval of your application, any advance payments will be held in our general account.  Upon approval of the application, we will issue to you a Policy on the life of the Insured.  The Issue Date is the date we produce the Policy on our system and is specified in the Policy.  A specified minimum Initial Premium is due and payable as of the date of issue for the Policy.  The Effective Date of Coverage for the Policy will be the Investment Start Date.  The Investment Start Date is the date the first premium is applied, which will be the later of-

- - -	the Issue Date, the policy date or the date a premium is paid equal to or in excess of the specified Initial Premium.

If an application is not approved, we will promptly return all advance payments to you.

Death Benefit Compliance Test.  The Policy must, at all times, satisfy the Guideline Premium Test for it to qualify as life insurance and thus be entitled to receive favorable tax treatment under applicable federal tax law.    Under this test, the Death Benefit must effectively always equal or exceed your Account Value multiplied by a certain percentage (the “Death Benefit Percentage”).  The Death Benefit Percentages for the Guideline Premium Test vary by age.  The Guideline Premium Test imposes limits on the amount of premium you may pay under the Policy

Right of Return Period

If you are not satisfied with the Policy, it may be returned by delivering or mailing it to our Principal Office or to the representative from whom the Policy was purchased within 10 days from the date of receipt of the Policy (the "Right of Return Period").  A longer period may apply in some states.

A Policy returned under this provision will be deemed void.  You will receive a refund equal to the sum of all premium payments made, if the Policy indicates this is your right; otherwise, your refund will equal the sum of-

- - -
the difference between any premium payments made, including fees and charges, and the amounts allocated to the Variable Account;

the value of the amounts allocated to the Variable Account on the date the cancellation request is received by us at our Principal Office; and

any fees or charges imposed on amounts allocated to the Variable Account.

Unless the Policy indicates you are entitled to receive a full refund of premiums paid, we will allocate net premium payments to the Sub-Accounts in accordance with your allocation instructions.  You bear all of the investment risk during the Right of Return Period.

If the Policy indicates you are entitled to receive a full refund of premiums paid, we will allocate the net premium payments to the Sun Capital Money Market Fund or to our general account, whichever we specify in your Policy.  Upon expiration of the number of days in the Right of Return Period, as measured from the Issue Date, plus five days, the Account Value in the Sun Capital Money Market Fund or in the general account, as applicable, will be transferred to the Sub-Accounts in accordance with your allocation instructions.

Policies delivered in Connecticut, Maryland and North Carolina only.  During the first eighteen months (twenty-four months in North Carolina) the Policy is in force, You may exchange it for a flexible premium adjustable life insurance policy issued by Us or an affiliate, the benefits of which do not vary with the investment performance of a separate account.  The Account Value of the Policy will be transferred to the new policy.  We will not require evidence of insurability for the exchange. To effect an exchange, You must give Us written notice at Our Principal Office within this eighteen-month (or twenty-four month) period.

Premium Payments

All premium payments must be made payable to Sun Life Assurance Company of Canada (U.S.) and mailed to our Principal Office.  The Initial Premium will be due and payable as of the Policy's Issue Date.  The minimum Initial Premium is, generally, two Minimum Monthly Premiums.  Additional premium payments may be paid to us subject to the limitations described below.

Premium.  We reserve the right to limit the number of premium payments we accept in a year.  No premium payment may be less than $50 without our consent, although we will accept a smaller premium payment if necessary to keep the Policy in force.  We reserve the right to reject a premium payment that, if accepted, would cause the Policy, at its current death benefit, to no longer meet the definition of “life insurance” under the Internal Revenue Code.  If you provide satisfactory evidence of insurability, we can retain the premium and increase the death benefit while maintaining the Policy’s “life insurance” status under the Internal Revenue Code.

We will not accept premium payments that would, in our opinion, cause the Policy to fail to qualify as life insurance under applicable federal tax law.  If a premium payment is made in excess of these limits, we will accept only that portion of the premium within those limits, and will refund the remainder to you.

Guideline Premium Test Limitations.  The Guideline Premium Test limits the amount of premium you may pay per year.  We will not accept premium payments that would, in our opinion, exceed these limits, if you have chosen this test as the applicable Death Benefit Compliance Test, unless you have expressly directed us to do so.  We may require satisfactory evidence of insurability before we accept such a premium.  We will inform you of the applicable maximum premium limitations for the coming years in our annual report to you.

Net Premiums.  The net premium is the amount you pay as the premium less the Premium Expense Charge. The Premium Expense Charge is a sales load and covers Federal and State tax liabilities related to premium.

Allocation of Net Premium.  Except as otherwise described herein, net premium will be allocated in accordance with your allocation percentages.  You must allocate at least 1% of net premium to any Sub-Account you choose. Percentages must be in whole numbers.  We reserve the right to limit the number of Sub-Accounts to which you may allocate your Account Value to not more than 20 Sub-Accounts.  You may change your allocation percentages at any time by telephone or written request to our Principal Office.  Telephone requests will be honored only if we have a properly completed telephone authorization form for you on file.  We, our affiliates and the representative from whom you purchased the Policy will not be responsible for losses resulting from acting upon telephone requests reasonably believed to be genuine.  We will use reasonable procedures to confirm that instructions communicated by telephone are genuine.  You will be required to identify yourself by name and a personal identification number for transactions initiated by telephone.  An allocation change will be effective as of the date we accept receipt of the request for that change.

Planned Periodic Premiums.  While you are not required to make additional premium payments according to a fixed schedule, you may select a planned periodic premium schedule and corresponding billing period, subject to our limits.  We will send you reminder notices for the planned periodic premium at each billing period as specified in the Policy, unless reminder notices have been suspended as described below.  You are not required, however, to pay the planned periodic premium; you may increase or decrease the planned periodic premium subject to our limits, and you may skip a planned payment or make unscheduled payments.  You may change your planned payment schedule or the billing period, subject to our approval.  Depending on the investment performance of the Sub-Accounts you select, the planned periodic premium may not be sufficient to keep the Policy in force, and you may need to change your planned payment schedule or make additional payments in order to prevent termination of the Policy.  We will suspend reminder notices at your written request, and we reserve the right to suspend reminder notices if premiums are not being paid (except for notices in connection with the grace period).  We will notify you prior to suspending reminder notices.

Death Benefit

If the Policy is in force at the time of the Insured's death, we will pay the beneficiary an amount based on the death benefit option in effect once we have received Due Proof of the Insured's death.  The amount payable will be:

- - - -
the amount of the selected death benefit option, plus

any amounts payable under any supplemental benefits added to the Policy, minus the value of any Policy Debt on the date of the Insured's death, minus any overdue monthly deductions if death occurs during a grace period.

We will pay this amount to the beneficiary in one lump sum, unless we and the beneficiary agree on another form of settlement.  You may select between two death benefit options.  You may change the death benefit option at any time.

Death Benefit Options.  The Policy has two death benefit options. You will be required to select one of them in the Policy application.

 Option A-Specified Face Amount.  Under this option, the death benefit is the greater of-

- -	the Policy’s Specified Face Amount, or the Account Value multiplied by the applicable death benefit percentage shown in the Policy.

Option B-Specified Face Amount Plus Account Value. Under this option, the death benefit is the greater of-

- -	the Specified Face Amount plus the Account Value, or the Account Value multiplied by the applicable death benefit percentage shown in the Policy.

Changes in the Death Benefit Option.  You may request a change in the death benefit option.  Changes in the death benefit option are subject to Our underwriting rules in effect at the time of change.  Requests for a change must be made in writing to Us.  The effective date of the change will be the Anniversary on or next following the date We approve Your request.

If you change from Option A to Option B, the Specified Face Amount will be decreased by an amount equal to the Policy's Account Value on the effective date of the change. If you change from Option B to Option A, the Specified Face Amount will be increased by an amount equal to the Policy's Account Value on the effective date of change.

Changes in Specified Face Amount

You may increase or decrease the Specified Face Amount of the Policy within certain limits.

Minimum Changes.  Each increase in the Specified Face Amount must be at least $50,000.  We reserve the right to change the minimum amount by which you may change the Specified Face Amount.

Increases.  After the first policy anniversary, you may request an increase in the Specified Face Amount.  You must provide satisfactory evidence of the Insured's insurability. An increase is not allowed if the Insured's Attained Age is greater than 80 on the effective date of the increase.  The cost of insurance charges applicable to an increase in Specified Face Amount may be higher or lower than those charged on the original sums if the Insured’s health has changed to a degree that qualifies the Insured for a different risk classification.  Additional policy specification pages will be provided to show the applicable guaranteed maximum cost of insurance charges applicable to any increase.  Once requested, an increase will become effective at the next policy anniversary following our approval of your request.

Decreases.  The Specified Face Amount can be decreased after the first policy anniversary.  A decrease will become effective at the beginning of the next Policy Month following our approval of your request.  The Specified Face Amount after the decrease must be at least $100,000.  Surrender charges will apply to decreases in the Specified Face Amount during the surrender charge period except for decreases in the Specified Face Amount resulting from a change in the death benefit option or a partial withdrawal.  For purposes of determining surrender charges and later cost of insurance charges, we will apply a decrease in Specified Face Amount in the following order-

- - -	first, to the most recent increase; second, to the next most recent increases, in reverse chronological order; and finally, to the initial Specified Face Amount.

Accessing Your Account Value

Surrenders and Surrender Charges You may surrender the Policy for its Cash Surrender Value at any time while the Insured is living. If you do, the insurance coverage and all other benefits under the Policy will terminate.  If you surrender the Policy and receive its Cash Surrender Value, you may incur surrender charges, taxes and tax penalties.

Cash Surrender Value is the Policy's Account Value less the sum of-

- -	the outstanding balance of any Policy Debt; and any surrender charges.

We will deduct surrender charges from your Account Value if you surrender the Policy or request a decrease in the Specified Face Amount during the surrender charge period.  There are separate surrender charges for the initial Specified Face Amount and any increase in the Specified Face Amount you request.  The surrender charge period will start on the Policy's Issue Date and on the effective date for the increase, respectively.

We will determine your Cash Surrender Value at the next close of business on the New York Stock Exchange after we receive your written request for surrender at our Principal Office.

If you surrender the Policy in the first 15 years or within the first 15 years after an increase in the Specified Face Amount, we will apply a surrender charge to the initial Specified Face Amount and to each increase in the Specified Face Amount other than an increase resulting from a change in the death benefit option.   The surrender charge will be calculated separately for the initial Specified Face Amount and each increase in the Specified Face Amount.  The surrender charge will be an amount based on certain factors, including the Policy's Specified Face Amount and the Insured's age, sex and rating class.  The following are examples of surrender charges at representative Issue Ages.

First Year Surrender Charges Per $1,000 of Specified Face Amount (Non-tobacco Male)
Issue Age 25 $5.62	Issue Age 35 $7.00	Issue Age 45 $11.00
Issue Age 55 $21.00	Issue Age 65 $26.10	Issue Age 75 $31.20

The surrender charge will be calculated based on the surrender charge percentages for the initial Specified Face Amount and each increase in the Specified Face Amount as shown in the table below.

Year	Surrender Charge (as a Percentage of the First Year Surrender Charge)
1	100.0 94.0 89.0 84.0 79.0 74.0 69.0 65.0 60.0 55.0 50.0 40.0 30.0 20.0 10.0 0.0
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16+

A surrender charge will be applied for each decrease in the Specified Face Amount except for decreases in the Specified Face Amount resulting from a change in death benefit option or partial withdrawal.  These surrender charges will be applied in the following order:

- - -	first, to the most recent increase; second, to the next most recent increases, in reverse chronological order; and third, to the initial Specified Face Amount.

On a decrease in the initial Specified Face Amount, you will pay a proportion of the full surrender charge based on the ratio of the face amount decrease to the initial Specified Face Amount.  The surrender charge you pay on a decrease that is less than the full amount of an increase in Specified Face Amount will be calculated on the same basis.  Future surrender charges will be reduced by any applicable surrender charges for a decrease in the Specified Face Amount.

You may allocate any surrender charges resulting from a decrease in the Specified Face Amount among the Sub-Accounts.  If you do not specify the allocation, then the surrender charges will be allocated proportionally among the Sub-Accounts in excess of any Policy Debt.

Partial Withdrawals

You may make a partial withdrawal of the Policy once each Policy Year after the first Policy Year by written request to us.  Each partial withdrawal must be for at least $500.

If the applicable death benefit option is Option A, the Specified Face Amount will be decreased by the amount of the partial withdrawal.  We will apply the decrease to the initial Specified Face Amount and to each increase in Specified Face Amount in the following order-

- - -	first, to the initial Specified Face Amount; second, to the oldest increases, in chronological order; and third, to the most recent increase.

Unless you specify otherwise, the partial withdrawal will be allocated proportionally among the Sub-Accounts in excess of any Policy Debt.  We will not accept requests for a partial withdrawal if the Specified Face Amount remaining in force after the partial withdrawal would be less than the minimum Specified Face Amount.  We will effect a partial withdrawal at the next close of business on the New York Stock Exchange after we receive your written request.  A partial withdrawal may result in taxes and tax penalties.

Policy Loans

Using the Policy as collateral, you may request a policy loan of up to 90% of the Policy's Cash Value, decreased by the amount of any outstanding Policy Debt on the date the policy loan is made.  The Policy will terminate for no value subject to a grace period if the Policy Debt exceeds the Cash Value.

You may allocate the policy loan among the Sub-Accounts.  If you do not specify the allocation, then the policy loan will be allocated proportionally among the Sub-Accounts in excess of any Policy Debt.  Loan amounts allocated to the Variable Sub-Accounts will be transferred to the Fixed Account.  We will periodically credit interest at an effective annual rate of 3% on the loaned values of the Fixed Account.

Interest on the policy loan will accrue daily at 5% annually for 20 Policy Years.  Thereafter, the rate is 3%.  This interest will be due and payable to us in arrears on each policy anniversary.  Any unpaid interest will be added to the principal amount as an additional policy loan and will bear interest at the same rate and will be assessed in the same manner as the prior policy loan.

The Cash Surrender Value and the Policy Proceeds are reduced by the amount of any outstanding Policy Debt.

All funds we receive from you will be credited to the Policy as premium unless we have received written notice, in a form satisfactory to us, that the funds are for loan repayment.  In the event you have a loan against the Policy, it is generally advantageous to repay the loan rather than make a premium payment because premium payments incur expense charges whereas loan repayments do not.  Loan repayments will first reduce the outstanding balance of the policy loan and then accrued but unpaid interest on such loans.  We reserve the right to repay any loans from the Fixed Account prior to loans from the Variable Sub-Accounts.

A policy loan, whether or not repaid, will affect the Policy Proceeds payable upon the Insured's death and the Account Value because the investment results of the Sub-Accounts will apply only to the non-loaned portion of the Account Value.  The longer a loan is outstanding, the greater the effect is likely to be and, depending on the investment results of the Sub-Accounts while the loan is outstanding, the effect could be favorable or unfavorable.

Short-Term Trading

The Policy is not designed for short-term trading.  If you wish to employ such strategies, do not purchase a Policy.  Transfer limits and other restrictions, described below, are subject to our ability to monitor transfer activity.  Some Owners and their third party intermediaries engaging in short-term trading may employ a variety of strategies to avoid detection.  Despite our efforts to prevent short-term trading, there is no assurance that we will be able to identify such Owners or intermediaries or curtail their trading.  A failure to detect and curtail short-term trading could result in adverse consequences to Owners.  Short-term trading can increase costs for all Owners as a result of excessive portfolio transaction fees.  In addition, short-term trading can adversely affect a Fund's performance.  If large amounts of money are suddenly transferred out of a Fund, the Fund's investment adviser cannot effectively invest in accordance with the Fund's investment objectives and policies.

The Variable Account has policies and procedures to discourage frequent transfers of Account Value.  As described below under "Transfer Privileges," the Policy includes limiting the number and timing of certain transfers, subject to exceptions described in that section and exceptions designed to protect the interest of individual Owners.  The Company also reserves the right to charge a fee for transfers.

Short-term trading activities whether by an individual, a firm or a third party authorized to initiate transfer requests on behalf of Owner(s) may be subject to other restrictions as well (including transfers to and from the Fixed Account).  For example, we reserve the right to take actions against short-term trading which restrict your transfer privileges more narrowly than the policies described under "Transfer Privileges", such as requiring transfer requests to be submitted in writing through regular first-class U.S. mail (e.g., no overnight, priority or courier delivery allowed), and refusing any and all transfer instructions.

If we determine that a third party acting on your behalf is engaging (alone or in combination with transfers effected by you directly) in a pattern of short-term trading, we may refuse to process certain transfers requested by such a third party.  In particular, we will treat as short-term trading activity and refuse to process any transfer that is requested by an authorized third party within 30 days of a previous transfer (whether the earlier transfer was requested by you or a third party acting on your behalf).  We may also impose special restrictions on third parties that engage in reallocations of Policy values by limiting the frequency of the transfer and reallocating or exchanging 100% of the values in the redeeming sub-accounts.

We reserve the right to waive short-term trading restrictions, where permitted by law and not adverse to the interests of the relevant underlying Fund and other of the Company’s contract owners and Owners, in the following instances:

-   when a new broker of record is designated for the Policy;
-   when the Owner changes;
-   when control of the Policy passes to the designated beneficiary upon the death of the Insured;
-   when necessary in our view to avoid hardship to an Owner;
-   when underlying Funds are dissolved, merged or substituted.

If short-term trading results as a consequence of waiving the restrictions against short-term trading, it could expose Owners to certain risks.  The short-term trading could increase costs for all Owners as a result of excessive portfolio transaction fees.  In addition, the short-term trading could adversely affect a Fund's performance.  If large amounts of money are suddenly transferred out of a Fund, the Fund's investment adviser cannot effectively invest in accordance with the Fund's investment objectives and policies.  Unless the short-term trading policy and the permitted waivers of that policy are applied uniformly, some Owners may experience a different application of the policy and therefore may experience some of these risks.  Too much discretion on our part in allowing the waivers of short-term trading policy could result in an unequal treatment of short-term traders by permitting some short-term traders to engage in short-term trading while prohibiting others from doing the same.

The Funds’ Harmful Trading Policies.  In addition to the restrictions that we impose (as described above under Short-Term Trading and below under Transfer Privileges), most of the Funds have adopted restrictions or other policies about transfers or other purchases and sales of the Funds’ shares.  These policies (the “Funds’ Harmful Trading Policies”) are intended to protect the Fund from short-term trading or other trading practices that are potentially harmful to the Fund.  The Funds’ Harmful Trading Policies may be more restrictive in some respects than the restrictions that we otherwise would impose, and the Funds may modify their Harmful Trading Policies from time to time.

We are legally obligated to provide (at the Funds’ request) information about each amount you cause to be deposited into a Fund (including by way of premium payments and transfers under your Policy) or removed from the Fund (including by way of withdrawals and transfers).  If a Fund identifies you as having violated the Fund’s Harmful Trading Policies, we are obligated, if the Fund requests, to restrict or prohibit any further deposits or exchanges by you (or a third party acting on your behalf) in respect of that Fund.  Any such restriction or prohibition may remain in place indefinitely.

Accordingly, if you do not comply with any Fund’s Harmful Trading Policies, you (or a third party acting on your behalf) may be prohibited from directing any additional amounts into that Fund or directing any transfers or other exchanges involving that Fund.  You should review and comply with each Fund’s Harmful Trading Policies, which are disclosed in the Funds’ current prospectuses.

Funds may differ significantly as to such matters as:  (a) the amount, format and frequency of information that the Funds request from us about transactions that our customers make; and (b) the extent and nature of any limits or restrictions that the Funds request us to impose upon such transactions.  As a result of these differences, the costs borne by us and (directly or indirectly) by our customers may be significantly increased.   Any such additional costs may outweigh any additional protection that would be provided to our customers, particularly in view of the protections already afforded by the trading restrictions that we impose as described above under Short-Term Trading and below under Transfer Privileges.  Also, if a Fund imposes more strict trading restrictions than are reasonably necessary under the circumstances, you could be deprived of potentially valuable flexibility to make transactions with respect to that Fund.  For these and other reasons, we may disagree with the timing or substance of a Fund’s requests for information from us or with any transaction limits or restrictions that the Fund requests us to impose upon our customers.  If any such disagreement with respect to a Fund cannot be satisfactorily resolved, the Fund might be restricted or, subject to obtaining any required regulatory approval, replaced as an investment option.

Transfer Privileges

Subject to the above special restrictions and to our rules as they may exist from time to time and to any limits that may be imposed by the Funds, you may at any time transfer to another Sub-Account all or a portion of the Account Value allocated to a Sub-Account.  There is usually no charge imposed on transfers; however, we reserve the right to impose a transfer charge of $15 for each transfer above 12 transfers in any Policy Year.  We will make transfers pursuant to an authorized written or telephone request to us.  Telephone requests will be honored only if we have a properly completed telephone authorization form for you on file.  We, our affiliates and the representative from whom you purchased the Policy will not be responsible for losses resulting from acting upon telephone requests reasonably believed to be genuine.  We will use reasonable procedures to confirm that instructions communicated by telephone are genuine.  For transactions initiated by telephone, you will be required to identify yourself by name and a personal identification number.

Transfers may be requested by indicating the transfer of either a specified dollar amount or a specified percentage of the Fixed Account or the Variable Sub-Account's value from which the transfer will be made.  If you request a transfer based on a specified percentage of the Fixed Account or the Variable Sub-Account's value, that percentage will be converted into a request for the transfer of a specified dollar amount based on application of the specified percentage to the Fixed Account or the Variable Sub-Account's value at the time the request is received.  We reserve the right to limit the number of Sub-Accounts to which you may allocate your Account Value to not more than 20.

An acceptable transfer request will be processed as of the date our Principal Office receives your request provided that it is received on a Valuation Date before the close of the NYSE.  An “acceptable transfer request” is one that is authorized by a person with proper authority, provides clear instruction to the Company, as administrator of the Variable Account, and is for a transaction that is not restricted by policies and procedures of the Variable Account, the Fund or us.  If an acceptable transfer request is received on a day that is not a Valuation Date or after the close of the NYSE on a Valuation Date, it will be processed effective on the next Valuation Date.

Transfer privileges are subject to our consent.  We reserve the right to impose limitations on transfers, including, but not limited to: (1) the minimum amount that may be transferred; (2) the frequency of transfers; and (3) the minimum amount that may remain in a Sub-Account following a transfer from that Sub-Account.  We will notify you in writing of any such limitations.  If your Policy so states in its text or via endorsement, thirty days must elapse between each transfer.

Transfers from the Fixed Account to the Variable Sub-Accounts are limited to one transfer annually equaling 25% of the value of the Fixed Account at the end of the prior Policy Year or $5,000, whichever is greater.

We reserve the right to restrict amounts transferred to the Fixed Account from the Variable Sub-Accounts.

Account Value

Your Account Value is the sum of the values of each Variable Sub-Account  plus the value of the Fixed Account.  The Account Value varies depending upon the Premiums paid, Premium Expense Charges, Mortality and Expense Risk Charges, Monthly Expense Charges, Monthly Cost of Insurance charges, partial withdrawals, fees, policy loans and the net investment factor (described below).

The minimum guaranteed interest rate applicable to the values in the Fixed Account is 3% annually.  Interest in excess of the guaranteed rate may be applied in such a manner as we may determine, based on our expectations of future interest, mortality costs, persistency, expenses and taxes. Interest credited will be computed on a compound interest basis.

Account Value of the Variable Sub-Accounts.  We measure the amounts in the Variable Sub-Accounts in terms of Units and Unit Values.  On any given date, the amount you have in a Variable Sub-Account is equal to the Unit Value multiplied by the number of Units credited to you in that Variable Sub-Account.  Amounts allocated to a Variable Sub-Account will be used to purchase Units of that Variable Sub-Account.  Units are redeemed when you make partial withdrawals, undertake policy loans or transfer amounts from a Variable Sub-Account, and for the payment of Monthly Expense Charges, Monthly Cost of Insurance charges, Mortality and Expense Risk Charges and other fees.  The number of Units of each Variable Sub-Account purchased or redeemed is determined by dividing the dollar amount of the transaction by the Unit Value for the Variable Sub-Account.  A Valuation Date is any day on which the NYSE are open for business and valuation will occur at the close of the NYSE. The NYSE historically closes on weekends and the following holidays:  New Year’s Day, Martin Luther King, Jr. Day, Washington’s Birthday, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas.  For the first Valuation Date of each Variable Sub-Account, the Unit Value is established at $10.00.  The Unit Value for any subsequent Valuation Date is equal to the Unit Value for the preceding Valuation Date multiplied by the net investment factor (determined as provided below).  The Unit Value of a Variable Sub-Account for any Valuation Date is determined as of the close of the Valuation Period ending on that Valuation Date.  The Valuation Period is the period of time from one determination of Unit Values to the next.

If accompanied by proper allocation instructions, a premium received at our Principal Office is credited to the Policy on the same date it is received unless that date is not a Valuation Date or receipt is after the close of the NYSE on a Valuation Date.  In those instances, the premium will be credited on the next Valuation Date.  The Investment Start Date is the date we apply your first premium payment, which will be the later of the Issue Date, the policy date or the Valuation Date we receive a premium equal to or in excess of the initial premium.

The Account Value on the Investment Start Date equals:

- -
the net premium received, minus

the monthly deductions due on the policy date and subsequent Monthly Anniversary Days through the Investment Start Date charged to the Variable Sub-Accounts and the Fixed Account.

The Account Value on subsequent Valuation Dates is equal to:

- - -	the values on the previous Valuation Date, plus any additional premium we have received, plus or minus the investment experience of the Sub-Accounts you have selected, minus
- -	policy charges and deductions, minus any partial withdrawals you have made.

Net Investment Factor. The net investment factor for each Variable Sub-Account for any Valuation Period is the quotient of (1) divided by (2) where: (1) is the net result of-

- -
the net asset value of a Fund share held in the Variable Sub-Account determined as of the end of the Valuation Period, plus the per share amount of any dividend or other distribution declared on Fund shares held in the Variable Sub-Account if the "ex-dividend" date occurs during the Valuation Period, plus or minus

-
a per share credit or charge with respect to any taxes reserved for by us, or paid by us if not previously reserved for, during the Valuation Period which are determined by us to be attributable to the operation of the Variable Sub-Account; and

(2) is the net asset value of a Fund share held in the Variable Sub-Account determined as of the end of the preceding Valuation Period.

The net investment factor may be greater or less than one.

Insufficient Value. Unless the No-Lapse Protection Rider is in effect, the Policy will terminate for no value, subject to a grace period described below if, on a Processing Date the Policy’s Account Value less Policy Debt is equal to or less than zero.

Grace Period.  If, on a Valuation Date, the Policy will terminate by reason of insufficient value, we will allow a grace period.  This grace period will allow 61 days from that Valuation Date for the payment of a premium sufficient to keep the Policy in force.  Notice of premium due will be mailed to your last known address and the last known address of any assignee of record.  We will assume that your last known address is the address shown on the Policy Application (or notice of assignment), unless we receive written notice of a change in address in a form satisfactory to us.  If the premium due is not paid within 61 days after the beginning of the grace period, then the Policy and all rights to benefits will terminate without value at the end of the 61 day period.  The Policy will continue to remain in force during this grace period.  If the Policy Proceeds become payable by us during the grace period, then any overdue monthly deductions will be deducted from the amount payable by us.

Splitting Units.  We reserve the right to split or combine the value of Units.  In effecting any such change, strict equity will be preserved and no change will have a material effect on the benefits or other provisions of the Policy.

Charges and Deductions

The monthly deductions described below are the Premium Expense Charges, Mortality and Expense Risk Charges, Monthly Expense Charges, Monthly Costs of Insurance and the charges for any supplemental benefits.

There are no monthly deductions other than the Mortality and Expense Risk Charge after the policy anniversary on which the Insured is Attained Age 100.

Premium Expense Charge.  We will deduct a charge from each premium payment as a sales load and for our federal, state and local tax obligations, which we will determine from time to time.  The Premium Expense Charge is 7.50% in Policy Years 1-10 and 3.50% thereafter.

Mortality and Expense Risk Charge.  This charge is for the mortality and expense risks we assume with respect to the Policy.  It is a percentage of the Account Value of the Variable Sub-Accounts and, unless you direct otherwise, is deducted proportionally from the Account Value of the Sub-Accounts each month.  We may realize a profit from this charge.

The Mortality and Expense Risk Charge percentage is 0.60% (.05% monthly) annually for Policy Years 1 through 10 and 0.10% (.0083% monthly) annually thereafter.

The mortality risk we assume is that the group of lives insured under the Policies may, on average, live for shorter periods of time than we estimated.  The expense risk we assume is that our costs of issuing and administering Policies may be more than we estimated.

Monthly Expense Charge.  We will deduct from your Account Value monthly a charge of $10.00 in all years and a monthly charge based on the Specified Face Amount for the first 20 Policy Years following the issuance of the Policy and the first 20 Policy Years following the effective date of each increase in the Specified Face Amount, if any, based on the amount of the increase.  The Monthly Expense Charge is based on the age, sex and rating class of the Insured.  Unless you direct otherwise, the Monthly Expense Charges will be deducted proportionally from the amounts in the Sub-Accounts in excess of any Policy Debt and covers administration expenses and issuance costs.
Monthly Cost of Insurance.  We deduct a Monthly Cost of Insurance charge from your Account Value to cover anticipated costs of providing insurance coverage.  We may realize a profit from this charge.  Unless you direct otherwise, the Monthly Cost of Insurance deduction will be charged proportionally to the amounts in the Sub-Accounts in excess of any Policy Debt.

The Monthly Cost of Insurance equals the sum of (1), (2) and (3) where:

(1) (2) (3)
is the cost of insurance charge equal to the Monthly Cost of Insurance rate (described below) multiplied by the net amount at risk divided by 1,000;

is the monthly rider cost for any riders which are a part of the Policy; and

is any additional insurance charge calculated, as specified in the Policy, for substandard risk classifications.

The net amount at risk equals:

- -	the death benefit divided by 1.00247; minus your Account Value on the Processing Date prior to assessing the monthly deductions.

The net amount at risk is affected by the performance of the Sub-Accounts to which premium is allocated, the cumulative premium paid, any Policy Debt, any partial withdrawals, transaction fees and periodic charges.

If there are increases in the Specified Face Amount other than increases caused by changes in the death benefit option, the cost of insurance charge described above is determined separately for the initial Specified Face Amount and each increase in the Specified Face Amount.  In calculating the net amount at risk, your Account Value will first be allocated to the initial death benefit and then to each increase in the Specified Face Amount in the order in which the increases were made.

Monthly Cost of Insurance Rates.  The Monthly Cost of Insurance rates (except for any such rate applicable to an increase in the Specified Face Amount) are based on the length of time the Policy has been in force and the Insured's sex (in the case of non-unisex Policies), Issue Age and rating class.  The Monthly Cost of Insurance rates applicable to each increase in the Specified Face Amount are based on the length of time the increase has been in force and the Insured's sex (in the case of non-unisex Policies), Issue Age and rating class.  The Monthly Cost of Insurance rates will be determined by us from time to time based on our expectations of future experience with respect to mortality costs, persistency, interest rates, expenses and taxes.  The rates for the Policy will not exceed the Guaranteed Maximum Monthly Cost of Insurance Rates based on the 2001 Commissioner's Standard Ordinary Smoker and Nonsmoker Mortality Tables.

Other Charges and Deductions.  Interest charged on outstanding loans as well as the interest credited to loaned values of the Fixed Account is more fully described at page 20.  Additionally, a flat extra charge may apply if an Insured is a substandard risk.  A definition of “flat extra” is provided in the Glossary.

Waivers and Reduced Charges

We may reduce or waive the sales load or surrender charge in situations where selling and/or maintenance costs associated with the Policies are reduced, sales of large Policies, and certain group or sponsored arrangements.  In addition, we may waive charges in connection with Policies sold to our affiliates' officers, directors and employees.

We also reserve the right to reduce the Premium Expense Charge, Monthly Expense Charge and Mortality and Expense Risk Charge.  We will provide you prompt notice of any reduction.  Reductions will be based on uniformly applied criteria that do not discriminate unfairly against any person.

Supplemental Benefits

The following supplemental benefit riders may be available in your state. Each rider is subject to certain limitations and termination provisions.  For additional information on the riders, please ask your financial adviser.

Accelerated Benefits Rider.  Under this rider, we will pay you, at your written request in a form satisfactory to us, an "accelerated benefit" if the Insured is terminally ill.  An Insured is considered "terminally ill" if the Insured has a life expectancy of 12 months or less due to illness or physical condition.  (This time period may be more or less in some states.)  The accelerated benefit payment will be equal to that portion of the Policy's death benefit requested by you, not to exceed the lesser of (a) 75% of the amount of the Specified Face Amount or (b) $250,000 (the "Accelerated Amount"), subject to certain adjustments.  There is no charge for this rider.

Charitable Giving Benefit Rider.  Under this rider, when Policy Proceeds are payable, we will pay a Charitable Gift Amount to the named Charitable Beneficiary.  The Charitable Gift Amount and the Charitable Beneficiary in effect on the Issue Date are shown in the Policy.  There is no charge for this rider.  You may elect this rider if the Specified Face Amount of the Policy meets or exceeds our current underwriting guidelines for issuance of the rider.

Waiver of Monthly Deductions Rider.  Under this rider, we will waive the monthly deductions under the Policy retroactive to the date of total disability when the Insured suffers a total disability, if the Insured's total disability commences while this rider is in force and continues for six months.  We will continue to waive the monthly deduction for as long as the disability continues.  We must receive written notice and due proof before we will waive the monthly deductions.  We may require from time to time additional proof that the disability is continuing, but not more frequently than once per year after the disability has continued for two years.  The rider charge, deducted monthly from the Account Value, is based on the issue age of the Insured.

Payment of Stipulated Amount Rider.  Under this rider, we will make a monthly payment of the "stipulated amount" when the Insured suffers a total disability, if the Insured's total disability commences while this rider is in force and continues for six months.  We will continue to make a payment of that amount for as long as the disability continues but no later than the duration of the payment option elected (Insured's age 65 or 70).  We must receive written notice and due proof before we will make a payment.  We may require from time to time additional proof that the disability is continuing, but not more frequently than once per year after the disability has continued for two years.  The rider charge, deducted monthly from the Account Value, is based on the age and sex of the Insured.

Surrender Charge Modification Rider.  Under this rider, we will waive a portion of the applicable surrender charges if you make a partial withdrawal or fully surrender the Policy during the first three Policy Years.  The charge for the rider is a monthly per $1000 of initial Specified Face Amount, is deducted for the first Policy Year only and is shown in the Policy.

Loan Lapse Protection Rider.  Under this rider, the Policy will not terminate for insufficient value on and after the Rider Exercise Date.  The Rider Exercise Date is the earliest date on which all the following have occurred:

- - - - - - -
the Insured is 75 or older;

the Policy has been in force at least 15 years;

the outstanding Policy Debt is greater than the Specified Face Amount;

the outstanding Policy Debt equals or exceeds 96% of the Account Value;

not more than 30% of the Policy Debt has been a result of loan activity in the 36 months immediately preceding the Rider Exercise Date;

the sum of withdrawals made equals the sum of premiums paid; and

we have received your request to exercise the rider.

The rider charge is an administrative charge that applies on the Rider Exercise Date and equals the excess of 99.5% of the Account Value over the Policy Debt.

On the Rider Exercise Date, after deduction of the rider charge from the Account Value, the following will occur:

- - - - - -
The Account Value in the Variable Sub-Accounts will be irrevocably transferred to the Fixed Account;

The Death Benefit will be changed to equal 105% of the Account Value;

Monthly Deductions will cease;

No further premium will be accepted;

Specified face amount increases and decreases will no longer be permitted; and

All supplemental riders (other than the accelerated benefit rider) will terminate.

Supplemental Insurance Rider.  This rider provides for additional insurance on the life of the Insured by combining term coverage with the underlying variable universal life ("base policy") coverage.  This rider has separate charges associated with it.  At this time, those charges are generally lower than base policy charges for the same coverage.

By combining coverage under this rider with base policy coverage, you may be able to buy the same amount of death benefit for less premium than if you had purchased an all base policy.  If this rider is combined with base policy coverage, the same amount of premium paid for the combined coverage as for an all base policy will generate faster cash value accumulation within the base policy.

This rider will terminate at the policy anniversary on which the Insured reaches Attained Age 121, if the Policy is in force at that time.

The Cost of Insurance rates used to determine the monthly rider charge deduction from the Account Value are based on the length of time the rider has been in force and the Insured's sex (in the case of non-unisex Policies), Issue Age and rating class.  The rates will be determined by us from time to time based on our expectations of future experience with respect to mortality costs, persistency, interest rates, expenses and taxes.  The rates for the rider will not exceed the Guaranteed Maximum Monthly Cost of Insurance Rates based on the 2001 Commissioner's Standard Ordinary Smoker and Nonsmoker Mortality Tables.

No-Lapse Protection Rider.  Under this rider, the Policy will not lapse if the Account Value less Policy Debt is equal to or less than zero and

-	The Lapse Protection Value less Policy Debt is greater than zero;
-	The Death Benefit Option is A;
-	The Account Value less the value in the Fixed Account is allocated to one of the acceptable Asset Allocation models available on the policy date or one of its successor models.

The Lapse Protection Value is a reference value only and not a value actually payable.  It is used to determine whether or not the Policy will remain in force when the Account Value less Policy Debt is equal to or less than zero.  For purposes of calculating the Lapse Protection Value, premiums received during a Policy Month are considered to have been received on the Monthly Anniversary Day that begins that Policy Month.

The Lapse Protection Value on the policy date is equal to the Lapse Protection Net Premium less the Lapse Protection Monthly Expense Charge.  The Lapse Protection Net Premium is equal to premium multiplied by (1 – the Lapse Protection Expense Charge).  The Lapse Protection Value after the policy date is determined daily by adding interest for the prior day at the Lapse Protection Interest Rate, adding any Net Premium received and subtracting any Partial Withdrawals and Partial Withdrawal fees.  The Lapse Protection Interest Rate, Lapse Protection Monthly Expense Charge and Lapse Protection Expense Charge are in the Policy.  On a Monthly Anniversary Day, the Lapse Protection Value is reduced by the Monthly Deductions applicable to the Policy and any surrender charges which may be applicable to any decrease in Specified Face Amount.

The charge for this rider is equal to the current cost of insurance rate multiplied by the rider charge percentage shown in the Policy then multiplied by the Net Amount at Risk.  This percentage varies based on the Insured’s issue age, sex and risk classification.

Travel Assistance Endorsement.  This endorsement permits Covered Persons to avail themselves of some or all of the following services provided by a third party we designate when the Covered Person is 100 miles or more away from home:

- - - - - - - - - - - -
Medical Consultation and Evaluation

Hospital Admission Guarantee

Emergency Evacuation

Critical Care Monitoring

Medically Supervised Repatriation

Prescription Assistance

Emergency Message Transmission

Emergency Trauma Counseling

Transportation to Join Patient

Care for Minor Children

Legal and Interpreter Referrals

Return Mortal Remains

There is no charge for this endorsement.

Termination of Policy

The Policy will terminate on the earlier of the date we receive your request to surrender, the expiration date of the Grace Period without payment of premium due or the date of death of the Insured.

Reinstatement

Before the Insured's death, we may reinstate the Policy provided that the Policy has not been surrendered and you-

- - -
make a request for reinstatement within three years from the date of termination;

submit satisfactory evidence of insurability to us; and

pay an amount, as determined by us, sufficient to put the Policy in force.

Deferral of Payment

We will usually pay any amount due from the Variable Account within seven days after the Valuation Date following our receipt of written notice satisfactory to us giving rise to such payment or, in the case of death of the Insured, Due Proof of such death. Payment is subject to our rights under the Policy's incontestability and suicide provisions. Payment of any amount payable from the Variable Account on death, surrender, partial withdrawal or policy loan may be postponed whenever:

- - -
the New York Stock Exchange is closed other than customary weekend and holiday closing, or trading on the NYSE is otherwise restricted;

the Securities and Exchange Commission, by order, permits postponement for the protection of policyowners; or

an emergency exists as determined by the Securities and Exchange Commission, as a result of which disposal of securities is not reasonably practicable, or it is not reasonably practicable to determine the value of the assets of the Variable Account.

We may defer payment from the Fixed Account for a period up to six months.

Rights of Owner While the Insured is alive, unless you have assigned any of these rights, you may:

- - - - - - -
transfer ownership to a new owner;

name a contingent owner who will automatically become the owner of the Policy if you die before the Insured;

change or revoke a contingent owner;

change or revoke a beneficiary;

exercise all other rights in the Policy;

increase or decrease the Specified Face Amount, subject to the other provisions of the Policy;

change the death benefit option, subject to the other provisions of the Policy.

When you transfer your rights to a new owner, you automatically revoke any prior contingent owner designation.  When you want to change or revoke a prior beneficiary designation, you have to specify that action.  You do not affect a prior beneficiary when you merely transfer ownership, or change or revoke a contingent owner designation.

You do not need the consent of a beneficiary or a contingent owner in order to exercise any of your rights.  However, you must give us written notice satisfactory to us of the requested action.  Your request will then, except as otherwise specified herein, be effective as of the date you signed the form, subject to any action taken before we received it.

Rights of Beneficiary

The beneficiary has no rights in the Policy until the death of the Insured.  If a beneficiary is alive at that time, the beneficiary will be entitled to payment of the Policy Proceeds as they become due.

Other Policy Provisions

Addition, Deletion or Substitution of Investments.  We may decide to add new Variable Sub-Accounts at any time.  Also, shares of any or all of the Funds may not always be available for purchase by the Variable Account, or we may decide that further investment in any such shares is no longer appropriate.  In either event, shares of other registered open-end investment companies or unit investment trusts may be substituted both for Fund shares already purchased by the Variable Account and/or as the security to be purchased in the future, provided that these substitutions have been approved by the Securities and Exchange Commission, to the extent necessary.  In addition, the investment policies of the Variable Sub-Accounts will not be changed without the approval of the Insurance Commissioner of the State of Delaware.  We also reserve the right to eliminate or combine existing Variable Sub-Accounts or to transfer assets between Variable Sub-Accounts. In the event of any substitution or other act described in this paragraph, we will notify you and make any appropriate endorsement to the Policy to reflect the substitution.

Entire Contract.  Your entire contract with us consists solely of the Policy, including the attached copy of the Policy Application and any attached copies of supplemental applications and any riders and endorsements.

Alteration.  Sales representatives do not have any authority to either alter or modify the Policy or to waive any of its provisions.  The only persons with this authority are our president, actuary, secretary or one of our vice presidents.

Modification. Upon notice to you, we may modify the Policy if such a modification-

- - - -
is necessary to make the Policy or the Variable Account comply with any law or regulation issued by a governmental agency to which we are or the Variable Account is subject;

is necessary to assure continued qualification of the Policy under the Internal Revenue Code or other federal or state laws as a life insurance policy;

is necessary to reflect a change in the operation of the Variable Account or the Sub-Accounts; or

adds, deletes or otherwise changes Variable Sub-Account options.

When required, approval of the Securities and Exchange Commission will be obtained.

We also reserve the right to modify certain provisions of the Policy as stated in those provisions.  In the event of any such modification, we may make appropriate endorsement to the Policy to reflect such modification.

Assignments.  During the lifetime of the Insured, you may assign all or some of your rights under the Policy.  All assignments must be filed at our Principal Office and must be in written form satisfactory to us.  The assignment will then be effective as of the date you signed the form, subject to any action taken before we acknowledge receipt. We are not responsible for the validity or legal effect of any assignment.

Nonparticipating.  The Policy does not pay dividends.  The Policy does not share in our profits or surplus earnings.

Misstatement of Age or Sex (Non-Unisex Policy).  If the age or sex (in the case of a non-unisex Policy) of the Insured is stated incorrectly, the amounts payable by us will be adjusted as follows:

     Misstatement discovered at death-The death benefit will be recalculated to that which would be purchased by the most recently charged Monthly Cost of Insurance rate for the correct age or sex (for a non-unisex Policy).

     Misstatement discovered prior to death-Your Account Value will be recalculated from the policy date using the Monthly Cost of Insurance Rates based on the correct age or sex (for a non-unisex Policy).

Suicide.  If the Insured, whether sane or insane, commits suicide within two years after the Policy's Issue Date, we will not pay any part of the Policy Proceeds.  We will refund the premiums paid, less the amount of any Policy Debt and any partial withdrawals.

If the Insured, whether sane or insane, commits suicide within two years after the effective date of an increase in the Specified Face Amount, then our liability as to that increase will be the cost of insurance for that increase.

Incontestability.  All statements made in the application or in a supplemental application are representations and not warranties.  We relied and will rely on those statements when approving the issuance, increase in face amount, increase in death benefit over premium paid, change in death benefit option or reinstatement of the Policy.  No statement can be used by us in defense of a claim unless the statement was made in the application or in a supplemental application.  In the absence of fraud, after the Policy has been in force during the lifetime of the Insured for a period of two years from its Issue Date, we cannot contest it except for non-payment of premiums.  However, any increase in the face amount which is effective after the Issue Date will be incontestable only after such increase has been in force during the lifetime of the Insured for two years from the Effective Date of Coverage of such increase.  Any increase in death benefit over premium paid or increase in death benefit due to a death benefit option change will be incontestable only after such increase has been in force during the lifetime of the Insured for two years from the date of the increase.  Any reinstatement will be incontestable after the reinstated Policy has been in force during the lifetime of the Insured for two years from the effective date of the reinstatement.

Report to Owner.  We will send you a report at least once each Policy Year.  The report will show current policy values, premiums paid and deductions made since the last report.  It will also show the balance of any outstanding policy loans and accrued interest on such loans.  There is no charge for this report.  Additionally, confirmations of individual transactions (e.g. premium payments, allocations, transfers) in the Policy will be sent at the time of the transaction.

Performance Information

We may sometimes publish performance information related to the Fund, the Variable Account or the Policy in advertising, sales literature and other promotional materials.  This information is based on past investment results and is not an indication of future performance.

Portfolio Performance

We may publish a mutual fund portfolio's total return or average annual total return. Total return is the change in value of an investment over a given period, assuming reinvestment of any dividends and capital gains.  Average annual total return is a hypothetical rate of return that, if achieved annually, would have produced the same total return over a stated period if performance had been constant over the entire period.  Average annual total returns smooth variations in performance, and are not the same as actual year-by-year results.

We may also publish a mutual fund portfolio's yield.  Yield refers to the income generated by an investment in a portfolio over a given period of time, expressed as an annual percentage rate.  When a yield assumes that income earned is reinvested, it is called an effective yield.  Seven-day yield illustrates the income earned by an investment in a money market fund over a recent seven-day period.

Total returns and yields quoted for a mutual fund portfolio include the investment management fees and other expenses of the portfolio, but do not include charges and deductions attributable to the Policy.  These expenses would reduce the performance quoted.

Adjusted Non-Standardized Portfolio Performance

We may publish a mutual fund portfolio's total return and yields adjusted for charges against the assets of the Variable Account.

We may publish total return and yield quotations based on the period of time that a mutual fund portfolio has been in existence.  The results for any period prior to any Policy being offered will be calculated as if the Policy had been offered during that period of time, with all charges assumed to be those applicable to the Policy.

Other Information Performance information may be compared, in reports and promotional literature, to:

- -
the S&P 500, Dow Jones Industrial Average, Lehman Brothers Aggregate Bond Index or other unmanaged indices so that investors may compare the Variable Sub-Account results with those of a group of unmanaged securities widely regarded by investors as representative of the securities markets in general;

other groups of variable life variable accounts or other investment products tracked by Lipper Analytical Services, a widely used independent research firm which ranks mutual funds and other investment products by overall performance, investment objectives, and assets, or tracked by other services, companies, publications, or persons, such as Morningstar, Inc., who rank such investment products on overall performance or other criteria; or

-
the Consumer Price Index (a measure for inflation) to assess the real rate of return from an investment in the Variable Sub-Account.  Unmanaged indices may assume the reinvestment of dividends but generally do not reflect deductions for administrative and management expenses.

We may provide Policy information on various topics of interest to you and other prospective policyowners. These topics may include:

- - - - - -
the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets;

investment strategies and techniques (such as value investing, dollar cost averaging, asset allocation, constant ratio transfer and account rebalancing);

the advantages and disadvantages of investing in tax-deferred and taxable investments;

customer profiles and hypothetical purchase and investment scenarios;

financial management and tax and retirement planning; and

investment alternatives to certificates of deposit and other financial instruments, including comparisons between a Policy and the characteristics of, and market for, such financial instruments.

Federal Income Tax Considerations

The following is a summary of our understanding of current federal income tax laws and is not intended as tax advice.  You should be aware that Congress has the power to enact legislation affecting the tax treatment of life insurance contracts which could be applied retroactively.  New judicial or administrative interpretation of federal income tax law may also affect the tax treatment of life insurance contracts.  The Internal Revenue Code of 1986, as amended (the “Code”), is not in force in the Commonwealth of Puerto Rico.  Accordingly, some references in this summary will not apply to Policies issued in Puerto Rico.  However, due to IRS Rev. Rul. 2004-75, as amplified by Rev. Rul. 2004-97, we will treat Puerto Rico Policy distributions and withdrawals occurring on and after January 1, 2005 as U.S.-source income that is subject to U.S. income tax withholding and reporting. Any person contemplating the purchase of a Policy or any transaction involving a Policy should consult a qualified tax adviser.  We do not make any representation or provide any guarantee regarding the federal, state or local tax treatment of any Policy or any transaction involving a Policy.

Our Tax Status

We are taxed as a life insurance company under Subchapter L of the Code.  Although we account for the operations of the Variable Account separately from our other operations for purposes of federal income taxation, the Variable Account currently is not separately taxable as a regulated investment company or other taxable entity.

Taxes we pay, or reserve for, that are attributable to the earnings of the Variable Account could affect the Net Investment Factor, which in turn affects your Account Value.  Under existing federal income tax law, however, the income (consisting primarily of interest, dividends and net capital gains) of the Variable Account, to the extent applied to increase reserves under the Policy, is not taxable to us.  Similarly, no state or local income taxes are currently attributable to the earnings of the Variable Account.  Therefore, we do not take any federal, state or local taxes into account when determining the Net Investment Factor.  We may take taxes into account when determining the Net Investment Factor in future years if, due to a change in law, our tax status or otherwise, such taxes are attributable to the earnings of the Variable Account.

In calculating our corporate income tax liability, we derive certain corporate income tax benefits associated with the investment of company assets, including separate account assets that are treated as company assets under applicable income tax law.  These benefits, which reduce our overall corporate income tax liability, may include dividends received deductions and foreign tax credits which can be material.  We do not pass these benefits through to the Variable Account, principally because:  (i) the great bulk of the benefits results from the dividends received deduction, which involves no reduction in the dollar amount of dividends that the Variable Account receives and (ii) under applicable income tax law, policyowners are not the owners of the assets generating the benefits.

Taxation of Policy Proceeds

Section 7702 of the Code provides certain tests for whether a policy will be treated as a “life insurance contract” for tax purposes.  Provided that the policyowner of the Policy has an insurable interest in the Insured, we believe that the Policy meets these tests, and thus should receive the same federal income tax treatment as a fixed life insurance contract.  As such, the Death Benefit under the Policy will generally be eligible for exclusion from the gross income of the beneficiary under Section 101 of the Code, and the policyowner will not be deemed to be in constructive receipt of the increases in Cash Surrender Values, including additions attributable to interest, dividends, appreciation or gains realized upon transfers among the Sub-Accounts and the Fixed Account, until actual receipt thereof.

However, you may be taxed on all of the accumulated income under the Policy on its maturity date and there can be no assurance that an election to extend the maturity date of the Policy will avoid that result.  In addition, a corporate owner may be subject to alternative minimum tax on the annual increases in Cash Surrender Values and on the portion of the Death Benefit under the Policy that exceeds its Cash Surrender Value.

To qualify as a life insurance contract under Section 7702, the Policy must satisfy certain actuarial requirements.  Section 7702 requires that actuarial calculations be based on mortality charges that meet the “reasonable mortality charge” requirements set forth in the Code, and other charges reasonably expected to be actually paid that are specified in the Policy.  The law relating to reasonableness standards for mortality and other charges is based on statutory language and certain IRS pronouncements that do not address all relevant issues.  Accordingly, although we believe that the mortality and other charges that are used in the calculations (including those used with respect to Policies issued to so-called “sub-standard risks”) meet the applicable requirements, we cannot be certain.  It is possible that future regulations will contain standards that would require us to modify the mortality and other charges used in the calculations, and we reserve the right to make any such modifications.

For a variable contract like the Policy to qualify as life insurance for federal income tax purposes, it also must comply with the investment diversification rules found in Section 817 of the Code.  We believe that the Variable Account complies with the diversification requirements prescribed by Section 1.817-5 of the Treasury Regulations.  The IRS has stated that satisfaction of the diversification requirements described above by itself does not prevent a contract owner from being treated as the owner of separate account assets under an “owner control” test.  If a contract owner is treated as the owner of separate account assets for tax purposes, the contract owner would be subject to taxation on the income and gains from the separate account assets.  In published revenue rulings through 1982 and then again in 2003, the IRS has stated that a variable contract owner will be considered the owner of separate account assets if the owner possesses incidents of ownership in those assets, such as the ability to exercise control over the investment of the assets.  In Rev. Rul. 2003-91, the IRS considered certain variable annuity and variable life insurance contracts and concluded that the owners of the variable contracts would not be considered the owners of the contracts underlying assets for federal income tax purposes.

Rev. Rul. 2003-91 states that the determination of whether the owner of a variable contract possesses sufficient incidents of ownership over the assets underlying the variable contract so as to be deemed the owner of those assets for federal income tax purposes will depend on all the facts and circumstances.  We do not believe that the differences between the Policy and the contracts described in Rev. Rul. 2003-91 with respect to the number of investment choices and the ability to transfer among investment choices should prevent the holding in Rev. Rul. 2003-91 from applying.  Nevertheless, you should consult with a competent tax adviser on the potential impact of the investor control rules of the IRS as they relate to the investment decisions and activities you may undertake with respect to the Policy.

The guidelines in Rev. Rul. 2003-91 do not address the treatment of a policyholder which is, or which is affiliated with, an investment manager.  Any investment manager or affiliate who purchases a Policy assumes the risk that it may be treated as the owner of the investments underlying the Policy under the "owner control" rules because of the investment manager's control over assets held under the Policy.  However, because the diversification rules would permit an investment manager (or its affiliate) to hold a direct investment in an investment option under the Policy, we do not believe that the application of the "owner control" rules to an investment manager (or its affiliate) should affect you.

In the future, the IRS and/or the Treasury Department may issue new rulings, interpretations or regulations on this subject.  Accordingly, we reserve the right to modify the Policy as necessary to attempt to prevent you from being considered the owner, for tax purposes, of the underlying assets.  We also reserve the right to notify you if we determine that it is no longer practicable to maintain the Policy in a manner that was designed to prevent you from being considered the owner of the assets of the Variable Account.  You bear the risk that you may be treated as the owner of Variable Account assets and taxed accordingly.

The tax consequences of distributions from, and loans taken from or secured by, a Policy depend on whether the Policy is classified as a Modified Endowment Contract under Section 7702A of the Code.  Due to the flexibility of the payment of premiums and other rights you have under the Policy, classification of the Policy as a Modified Endowment Contract will depend upon the individual operation of each Policy.  A Policy is a Modified Endowment Contract if the aggregate amount paid under the Policy at any time during the first seven Policy Years exceeds the sum of the net level premiums that would have been paid on or before such time if the Policy provided for paid up future benefits after the payment of seven level annual premiums.  If there is a reduction in benefits during the first seven Policy Years, the foregoing computation is made as if the Policy originally had been issued at the reduced benefit level.  If there is a “material change” to the Policy, the seven year testing period for Modified Endowment Contract status is restarted.  A life insurance contract received in exchange for a Modified Endowment Contract also will be treated as a Modified Endowment Contract.

We have undertaken measures to prevent payment of a premium from inadvertently causing the Policy to become a Modified Endowment Contract.  In general, you should consult a qualified tax adviser before undertaking any transaction involving the Policy to determine whether such a transaction would cause the Policy to become a Modified Endowment Contract.

If a Policy is not a Modified Endowment Contract, cash distributions from the Policy are treated first as a nontaxable return of the owner’s “Investment in the Policy” and then as a distribution of the income earned under the Policy, which is subject to ordinary income tax.  (An exception to this general rule occurs when a cash distribution is made in connection with certain reductions in the death benefit under the Policy in the first fifteen contract years.  Such a cash distribution is taxed in whole or in part as ordinary income.)  Loans from, or secured by, a Policy that is not a Modified Endowment Contract generally are treated as bona fide indebtedness, and thus are not included in the owner’s gross income.

If a Policy is a Modified Endowment Contract, distributions from the Policy are treated as ordinary income subject to ordinary income tax up to the amount equal to the excess of the Account Value (which includes unpaid policy loans) immediately before the distribution over the Investment in the Policy (as defined below).  Loans taken from, or secured by, such a Policy, as well as due but unpaid interest thereon, are taxed in the same manner as distributions from the Policy.  A 10 percent additional tax is imposed on the portion of any distribution from, or loan taken from or secured by, a Modified Endowment Contract that is included in income except when the distribution or loan is made on or after the owner attains age 59 1/2, is attributable to the policyowner’s becoming disabled, or is part of a series of substantially equal periodic payments for the life (or life expectancy) of the policyowner or the joint lives (or joint life expectancies ) of the policyowner and the policyowner’s Beneficiary.  These exceptions are not likely to apply where the Policy is not owned by an individual (or held in trust for an individual).  For purposes of the computations described in this paragraph, all Modified Endowment Contracts issued by us to the same policyowner during any calendar year are treated as one Modified Endowment Contract.

There are substantial limits on the deductibility of policy loan interest.  You should consult a qualified tax adviser regarding such deductions.

Upon the complete maturity, surrender or lapse of the Policy, the amount by which the sum of the Policy’s Cash Surrender Value and any unpaid Policy Debt exceeds the policyowner’s “Investment in the Policy” (as defined below) is treated as ordinary income subject to tax and the 10% additional tax discussed above may apply also.  Any loss incurred upon surrender generally is not deductible.  Any corporation that is subject to the alternative minimum tax will also have to make a separate computation of the Investment in the Policy and the gain resulting from the maturity of the Policy, or a surrender or lapse of the Policy for purposes of that tax.

The term “Investment in the Policy” means-

- - -
the aggregate amount of any premiums or other consideration paid for a Policy, minus the aggregate amount received under the Policy which is excluded from the owner’s gross income (other than loan amounts), plus the amount of any loan from, or secured by, the Policy that is a Modified Endowment Contract (as defined above) to the extent that such amount is included in the policyowner’s gross income.

The “Investment in the Policy” is increased by any unpaid Policy Debt on a Policy that is a Modified Endowment Contract in order to prevent double taxation of income.  Since the Policy Debt was treated as a taxable distribution at the time the Policy Debt was incurred, the failure to increase the “Investment in the Policy” by the Policy Debt would cause such amount to be taxed again upon a Policy surrender or lapse.

The amount realized that is taken into account in computing the gain on the complete surrender or lapse of a Policy will include any unpaid Policy Debt on a Policy that is a Modified Endowment Contract even though that amount has already been treated as a taxable distribution.

If a Policy is not a Modified Endowment Contract, then the Investment in the Policy is not affected by the receipt of a loan from, or secured by a Policy.

Whether or not the Policy is a Modified Endowment Contract, however, no payment of the principal of, or the interest due under, any loan from or secured by a Policy will affect the amount of the Investment in the Policy.

A policyowner generally will not recognize gain upon the exchange of the Policy for another life insurance policy issued by us or another insurance company, except to the extent that the policyowner receives cash in the exchange or is relieved of policy indebtedness as a result of the exchange.  In no event will the gain recognized exceed the amount by which the Policy’s Account Value (which includes unpaid policy loans) exceeds the policyowner’s Investment in the Policy.

A transfer of the Policy, a change in the policyowner, a change in the beneficiary, certain other changes to the Policy and particular uses of the Policy (including use in a so called “split-dollar” arrangement) may have tax consequences depending upon the particular circumstances and should not be undertaken prior to consulting with a qualified tax adviser.  For instance, if you transfer the Policy or designate a new policyowner in return for valuable consideration (or, in some cases, if the transferor is relieved of a liability as a result of the transfer), then the Death Benefit payable upon the death of the Insured may in certain circumstances be includible in your taxable income to the extent that the Death Benefit exceeds the prior consideration paid for the transfer and any premiums and other amounts paid later by the transferee.  Further, in such a case, if the consideration received exceeds your Investment in the Policy, the difference will be taxed to you as ordinary income.

The Pension Protection Act of 2006 added a new section to the Code that denies the tax-free treatment of death benefits payable under an employer-owned life insurance contract unless certain notice and consent requirements are met and either (1) certain rules relating to the insured employee’s status are satisfied or (2) certain rules relating to the payment of the “amount received under the contract” to, or for the benefit of, certain beneficiaries or successors of the insured employee are satisfied.  The new rules apply to life insurance contracts owned by corporations (including S corporations), individual sole proprietors, estates and trusts and partnerships that are engaged in a trade or business.  Any business contemplating the purchase of a Policy on the life of an employee should consult with its legal and tax advisors regarding the applicability of the new legislation to the proposed purchase.

A tax adviser should also be consulted with respect to the 2003 split dollar regulations if you have purchased or are considering the purchase of a Policy for a split dollar insurance plan.  Any business contemplating the purchase of a new life insurance contract or a change in an existing contract should consult a tax adviser.  There may also be an indirect tax upon the income in the Policy or the proceeds of a Policy under the federal corporate alternative minimum tax, if the policyowner is subject to that tax.

Federal, as well as state and local, estate, inheritance and other tax consequences of ownership or receipt of Policy Proceeds will depend on your individual circumstances and those of the beneficiary.

Withholding

We will withhold and remit to the U.S. Government a part of the taxable portion of each distribution unless, prior to the distribution, the Owner provides us his or her taxpayer identification number and instructs us (in the manner prescribed) not to withhold.  The Owner may credit against his or her federal income tax liability for the year of distribution any amounts that we withhold.

Tax Return Disclosure

We believe that the purchase of a Policy is not currently subject to the tax return disclosure requirements of IRC Section 6011 and Treasury Regulation Section 1.6011-4.  However, it is your responsibility, in consultation with your tax and legal counsel and advisers, to make your own determination as to the applicability of the disclosure requirements of IRC Section 6011 and Treasury Regulation Section 1.6011-4 to your federal tax return.

Under IRC Section 6111 and Temporary Treasury Regulation Section 301.6111, we are required to register with the IRS any offerings or sales of Policies that are considered tax shelters.  We believe that registration would not be required under current regulations with respect to sales of the offering or sale of a Policy.

We believe that the customer list requirements of IRC Section 6112 and Treasury Regulation Section 301.6112-1 are not currently applicable to such offerings and sales.

Distribution of Policy

The Policy is offered on a continuous basis.  The Policy is sold by licensed insurance agents ("Selling Agents") in those states where the Policy may be lawfully sold.  Such Selling Agents will be registered representatives of affiliated and unaffiliated broker-dealer firms ("Selling Broker-Dealers") registered under the Securities Exchange Act of 1934 who are members of the National Association of Securities Dealers, Inc. and who have entered into selling agreements with the Company and our general distributor, Clarendon Insurance Agency, Inc. ("Clarendon"), One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481.  Clarendon is a wholly-owned subsidiary of the Company, is registered with the SEC under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc.

The Company (or its affiliates, for the purposes of this section only, collectively, "the Company") pays the Selling Broker-Dealers compensation for the promotion and sale of the Policy.  The Selling Agents who solicit sales of the Policy typically receive a portion of the compensation paid by the Company to the Selling Broker-Dealers in the form of commissions or other compensation, depending on the agreement between the Selling Broker-Dealer and their Selling Agent.  This compensation is not paid directly by the Policy Owner or the Variable Account.  The Company intends to recoup this compensation through fees and charges imposed under the Policy, and from profits on payments received by the Company for providing administrative, marketing, and other support and services to the Funds.

The amount and timing of commissions the Company may pay to Selling Broker-Dealers may vary depending on the selling agreement but is not expected to be more than 90% of the first Policy Year’s target premium plus 3% of the premium in excess of the target premium.  Target premium varies based on the Insured's age, sex and rating class.  Commissions will not exceed 3% of the premium received in Policy Year’s 2-10 and 2% of the premium received thereafter.  If a Surrender Charge Modification Rider is attached to the Policy, commissions will not exceed 31.5% of target premium received in Policy Years 1-3, 3% of premium received in Policy Years 4-10 and 2% of the premium received thereafter.

 The Company may pay or allow other promotional incentives or payments in the form of cash or other compensation to the extent permitted by NASD rules and other applicable laws and regulations.

The Company also pays compensation to wholesaling broker-dealers or other firms or intermediaries, including, in some cases, payments to affiliates of the Company such as Sun Life Financial Distributors, Inc., in return for wholesaling services such as providing marketing and sales support, product training and administrative services to the Selling Agents of the Selling Broker-Dealers.  These allowances may be based on a percentage of premium, a percentage of Account Value and/or may be a fixed dollar amount.

In addition to the compensation described above, the Company may make additional cash payments (in certain circumstances referred to as “override” compensation) or reimbursements to Selling Broker-Dealers in recognition of their marketing and distribution, transaction processing and/or administrative services support.  These payments are not offered to all Selling Broker-Dealers, and the terms of any particular agreement governing the payments may vary among Selling Broker-Dealers depending on, among other things, the level of and type of marketing and distribution support provided.  Marketing and distribution support services may include, among other services, placement of the Company's products on the Selling Broker-Dealer's preferred or recommended list, access to the Selling Broker-Dealer's registered representatives for purposes of promoting sales of the Company's products, assistance in training and education for the Selling Agents, and opportunities for the Company to participate in sales conferences and educational seminars.  The payments or reimbursements may be calculated as a percentage of the particular Selling Broker-Dealer’s actual aggregate sales of our variable policies (including the Policy), in most cases not to exceed 3% of aggregate sales attributable to the Selling Broker-Dealer and/or may be a fixed dollar amount.  Broker-dealers receiving these additional payments may pass on some or all of the payments to the Selling Agent.

In addition to selling our variable policies (including the Policy), some Selling Broker-Dealers or their affiliates may have other business relationships with the Company.  Those other business relationships may include, for example, reinsurance agreements pursuant to which an affiliate of the Selling Broker-Dealer provides reinsurance to the Company relative to some or all of the Policies or other variable policies issued by the Company or its affiliates.  The potential profits for a Selling Broker-Dealer or its affiliate associated with such reinsurance arrangements could indirectly provide incentives to the Selling Broker-Dealer and its Selling Agents to recommend products for which they provide reinsurance over similar products which do not result in potential reinsurance profits to the Selling Broker-Dealer or its affiliate.  The operation of an individual policy is not impacted by whether the policy is subject to a reinsurance arrangement between the Company and an affiliate of the Selling Broker-Dealer.

You should ask your Selling Agent for further information about what commissions or other compensation he or she, or the Selling Broker-Dealer for which he or she works, may receive in connection with your purchase of the Policy.

Voting Rights

We are the legal owner of all shares of the Funds held in the Sub-Accounts of the Variable Account, and as such have the right to vote upon matters that are required by the Investment Company Act of 1940 to be approved or ratified by the shareholders of the Funds and to vote upon any other matters that may be voted upon at a shareholders' meeting.  We will, however, vote shares held in the Sub-Accounts of the Variable Account in accordance with instructions received from policyowners who have an interest in those respective Sub-Accounts. As a result of proportional voting, the instructions of a small number of policyowners could determine the outcome of a proposal subject to shareholder vote.

We will vote shares held in each Variable Sub-Account for which no timely instructions from policyowners are received, together with shares not attributable to a Policy, in the same proportion as those shares in that Variable Sub-Account for which instructions are received.  Should the applicable federal securities laws change so as to permit us to vote shares held in the Variable Account in our own right, we may elect to do so.

The number of shares in each Variable Sub-Account for which a policyowner may give instructions is determined by dividing the portion of the Account Value derived from participation in that Variable Sub-Account, if any, by the value of one share of the corresponding Fund.  We will determine the number as of a date we choose, but not more than 90 days before the shareholders' meeting.  Fractional votes are counted.  Voting instructions will be solicited in writing at least 14 days prior to the shareholders' meeting.

We may, if required by state insurance regulators, disregard voting instructions if those instructions would require shares to be voted so as to cause a change in the sub-classification or investment policies of one or more of the Funds, or to approve or disapprove an investment management contract.  In addition, we may disregard voting instructions that would require changes in the investment policies or investment adviser, provided that we reasonably disapprove of those changes in accordance with applicable federal regulations.  If we disregard voting instructions, we will advise you of that action and our reasons for it in our next communication to policyowners.

Other Information
State Regulation

We are subject to the laws of Delaware governing life insurance companies and to regulation by Delaware's Commissioner of Insurance, whose agents periodically conduct an examination of our financial condition and business operations.  We are also subject to the insurance laws and regulations of the jurisdictions in which we are authorized to do business.

We are required to file an annual statement with the insurance regulatory authority of those jurisdictions where we are authorized to do business relating to our business operations and financial condition as of December 31st of the preceding year.

Legal Proceedings

There are no pending legal proceedings which would have a material adverse effect on the Variable Account.  We are engaged in various kinds of routine litigation which, in our judgment, is not material to the Variable Account.

Experts

Actuarial matters concerning the Policy have been examined by Ronald Klein, FSA, MAAA, Assistant Vice President, Product Management.

Registration Statements

This prospectus is part of a registration statement that has been filed with the Securities and Exchange Commission under the Securities Act of 1933 with respect to the Policy.  It does not contain all of the information set forth in the registration statement and the exhibits filed as part of the registration statement.  You should refer to the registration statement for further information concerning the Variable Account, Sun Life of Canada (U.S.), the mutual fund investment options and the Policy.

Financial Statements

Our financial statements, provided in the Statement of Additional Information, should be considered only as bearing on our ability to meet our obligations with respect to the death benefit and our assumption of the mortality and expense risks.  They should not be considered as bearing on the investment performance of the Fund shares held in the Variable Account.  Instructions on how to obtain the Statement of Additional Information are provided on the last page of this prospectus.

Appendix A
Glossary of Terms

Account Value-The sum of the amounts in each Variable Sub-Account and the Fixed Account with respect to a Policy.  Account Value does not include Policy Debt.  Policy Debt, which includes the amount of loans and interest charged, is not deducted from Account Value.  It is reflected in the amounts received upon surrender or payment of Policy Proceeds.  It is also reflected in the amount of total Account Value that may be borrowed against.

Anniversary-The same day in each succeeding year as the day of the year corresponding to the policy date.

Attained Age-The Insured's Issue Age plus the number of completed Policy Years.

Business Day-Any day that we are open for business.

Cash Value-Account Value less any surrender charges.

Cash Surrender Value-The Cash Value decreased by the balance of any outstanding Policy Debt.

Class-The risk and underwriting classification of the Insured.

Due Proof-Such evidence as we may reasonably require in order to establish that a benefit is due and payable.  Generally, evidence will consist of the Insured’s death certificate.

Effective Date of Coverage-Initially, the Investment Start Date; with respect to any increase in the Specified Face Amount, the Anniversary that falls on or next follows the date we approve the supplemental application for that increase; with respect to any decrease in the Specified Face Amount, the Monthly Anniversary Day that falls on or next follows the date we receive your request.

Fixed Account-The portion of the Account Value funded by assets invested in our general account.

Flat Extra-An additional charge imposed if the Insured is a substandard risk. It is a flat dollar charge per $1000 of Specified Face Amount and any Supplemental Insurance Rider Face Amount.

Fund-A mutual fund portfolio in which a Variable Sub-Account invests.

Initial Premium-The amount necessary to put the coverage in force.

Insured-The person on whose life a Policy is issued.

Investment Start Date-The date the first premium is applied, which will be the later of the Issue Date, the policy date or the Valuation Date we receive a premium equal to or in excess of the Minimum Initial Premium.

Issue Age-The Insured's age as of the Insured's birthday nearest the policy date.

Issue Date-The date we produce a Policy from our system as specified in the Policy.

Monthly Anniversary Day-The same day in each succeeding month as the day of the month corresponding to the policy date.

Monthly Cost of Insurance-A deduction made on a monthly basis for the Specified Face Amount and Supplemental Insurance Face Amount provided by the Policy and rider.

Monthly Expense Charge-A per Policy deduction made on a monthly basis for administration and other expenses.

Mortality and Expense Risk Charge-The annual rate deducted monthly from the Account Value for the mortality and expense risk we assume by issuing the Policy.

Policy-The form issued by Sun Life Assurance Company of Canada (U.S.) which evidences the insurance coverage provided and is a contract between the policyowner and the Company.

Policy Application-The application for a Policy, a copy of which is attached to and incorporated in the Policy.

Policy Debt-The principal amount of any outstanding loan against the Policy, plus accrued but unpaid interest on such loan.

Policy Month-A Policy Month is a one-month period commencing on the policy date or any Monthly Anniversary Day and ending on the next Monthly Anniversary Day.

Policy Proceeds-The amount determined in accordance with the terms of the Policy which is payable at the death of the Insured.  This amount is the death benefit, decreased by the amount of any outstanding Policy Debt and any unpaid charges and deductions, and increased by the amounts payable under any supplemental benefits.

Policy Year-A Policy Year is a one-year period commencing on the policy date or any Anniversary and ending on the next Anniversary.

Premium Expense Charge-A percentage charge deducted from each premium payment.

Principal Office-Sun Life Assurance Company of Canada (U.S.), One Sun Life Executive Park, Wellesley Hills, Massachusetts, 02481, or such other address as we may hereafter specify to you by written notice.

Processing Date-The first Valuation Date on or next following a Monthly Anniversary Day.

Specified Face Amount-The amount of life insurance coverage you request as specified in the Policy.

Sub-Accounts-Sub-accounts into which the assets of the Variable Account are divided, and the Fixed Account.

Unit-A unit of measurement that we use to calculate the value of each Variable Sub-Account.

Unit Value-The value of each Unit of assets in a Variable Sub-Account.

Valuation Date-Any day that the New York Stock Exchange is open for business.  We will determine Unit Values for each Valuation Date as of the close of the New York Stock Exchange on a Valuation Date.

Valuation Period-The period of time from one Valuation Date to the next Valuation Date.

Variable Account-Sun Life of Canada (U.S.) Variable Account I.

Variable Sub-Accounts- Sub-accounts into which the assets of the Variable Account are divided, each of which corresponds to an investment choice available to you.

Appendix B
Table of Death Benefit Percentages

Age	Applicable Percentage	Age	Applicable Percentage
20	250%	60	130%
21	250%	61	128%
22	250%	62	126%
23	250%	63	124%
24	250%	64	122%
25	250%	65	120%
26	250%	66	119%
27	250%	67	118%
28	250%	68	117%
29	250%	69	116%
30	250%	70	115%
31	250%	71	113%
32	250%	72	111%
33	250%	73	109%
34	250%	74	107%
35	250%	75	105%
36	250%	76	105%
37	250%	77	105%
38	250%	78	105%
39	250%	79	105%
40	250%	80	105%
41	243%	81	105%
42	236%	82	105%
43	229%	83	105%
44	222%	84	105%
45	215%	85	105%
46	209%	86	105%
47	203%	87	105%
48	197%	88	105%
49	191%	89	105%
50	185%	90	105%
51	178%	91	104%
52	171%	92	103%
53	164%	93	102%
54	157%	94	101%
55	150%	95+	100%
56	146%
57	142%
58	138%
59	134%

Appendix C
Privacy Policy

Introduction

At the Sun Life Financial group of companies, protecting your privacy is important to us.  Whether you are an existing customer or considering a relationship with us, we recognize that you have an interest in how we may collect, use and share information about you.

Sun Life Financial has a long tradition of safeguarding the privacy of its customers’ information. We understand and appreciate the trust and confidence you place in us, and we take seriously our obligation to maintain the confidentiality and security of your personal information.

We invite you to review this Privacy Policy which outlines how we use and protect that information.

Collection of Nonpublic Personal Information by Sun Life Financial

Collecting personal information from you is essential to our ability to offer you high-quality investment, retirement and insurance products.  When you apply for a product or service from us, we need to obtain information from you to determine whether we can provide it to you.  As part of that process, we may collect information about you, known as nonpublic personal information, from the following sources:

-	Information we receive from you on applications or other forms, such as your name, address, social security number and date of birth;
-	Information about your transactions with us, our affiliates or others, such as other life insurance policies or annuities that you may own; and
-	Information we receive from a consumer reporting agency, such as a credit report.

Limited Use and Sharing of Nonpublic Personal Information by Sun Life Financial

We use the nonpublic personal information we collect to help us provide the products and services you have requested and to maintain and service your accounts.  Once we obtain nonpublic personal information from you, we do not disclose it to any third party except as permitted or required by law.

We may share your nonpublic personal information within Sun Life Financial to help us develop innovative financial products and services and to allow our member companies to inform you about them.  The Sun Life Financial group of companies provides a wide variety of financial products and services including individual life insurance, individual fixed and variable annuities and group life, disability, and medical stop-loss insurance.

We also may disclose your nonpublic personal information to companies that help in conducting our business or perform services on our behalf, or to other financial institutions with which we have joint marketing agreements.  Sun Life Financial is highly selective in choosing these companies, and we require them to comply with strict standards regarding the security and confidentiality of our customers’ nonpublic personal information.  These companies may use and disclose the information provided to them only for the purpose for which it is provided, as permitted by law.

There also may be times when Sun Life Financial is required to disclose its customers’ nonpublic personal information, such as when complying with federal, state or local laws, when responding to a subpoena, or when complying with an inquiry by a governmental agency or regulator.

Our Treatment of Information About Former Customers

Our protection of your nonpublic personal information extends beyond the period of your customer relationship with us.  If your customer relationship with us ends, we will not disclose your information to nonaffiliated third parties other than as permitted or required by law.

Security of Your Nonpublic Personal Information

We maintain physical, electronic and procedural safeguards that comply with federal and  state regulations to safeguard your nonpublic personal information from unauthorized use or improper access.

Employee Access to Your Nonpublic Personal Information

We restrict access to your nonpublic personal information to those employees who have a business need to know that information in order to provide products or services to you or to maintain your accounts.  Our employees are governed by a strict code of conduct and are required to maintain the confidentiality of customer information.

The following Sun Life Financial member companies have adopted this Notice.  Other Sun Life Financial affiliated companies have adopted their own privacy policies.  Please check their websites for details.

Insurance Companies	Distributors/Broker-Dealers/Underwriters

Sun Life Assurance Company of Canada (U.S. Operations)	Clarendon Insurance Agency, Inc.
Sun Life Assurance Company of Canada (U.S.)	Sun Life Financial Distributors, Inc.
Sun Life Insurance and Annuity Company of New York	IFMG of Oklahoma, Inc.
Independence Life and Annuity Company	IFS Agencies, Inc.
IFS Agencies of Alabama, Inc.
IFS Agencies of New Mexico, Inc.
IFS Insurance Agencies of Ohio, Inc.
IFS Insurance Agencies of Texas, Inc.
Independent Financial Marketing Group, Inc.
IFMG Securities, Inc.
LSC Insurance Agency of Arizona, Inc.

The SAI includes additional information about Sun Life of Canada (U.S.) Variable Account I and is incorporated herein by reference.  The SAI and personalized illustrations of death benefits, cash surrender values and cash values are available upon request, at no charge.  You may make inquiries about the Policy, request an SAI and request a personalized illustration by calling 1-800-700-6554.

You can review and copy the complete registration statement (including the SAI) which contains additional information about us, the Policy and the Variable Account at the SEC's Public Reference Room in Washington, D.C.  To find out more about this public service, call the Securities and Exchange Commission at 202-942-8090.  Reports and other information about the Policy and its mutual fund investment options are also available on the SEC's website (www.sec.gov), or you can receive copies of this information, for a duplication fee, by writing the Public Reference Section, Securities and Exchange Commission, 450 Fifth Street, NW, Washington, D.C.  20549-0102.

Securities Act of 1933 File No. 333-
Investment Company Act. File No. 811-09137

PART B

STATEMENT OF ADDITIONAL INFORMATION

SUN PROTECTOR VUL

VARIABLE UNIVERSAL LIFE POLICY

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT I

September 25, 2007

This Statement of Additional Information (SAI) is not a prospectus but it relates to, and should be read in conjunction with, the Sun Protector Variable Universal Life Insurance prospectus, dated September 25, 2007.  The SAI is incorporated by reference into the prospectus.  The prospectus is available, at no charge, by writing Sun Life Assurance Company of Canada (U.S.)("the Company") at One Sun Life Executive Park, Wellesley Hills, MA  02481 or calling 1-800-700-6554.

TABLE OF CONTENTS

THE COMPANY AND THE VARIABLE ACCOUNT	2
CUSTODIAN	2
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	2
DISTRIBUTION AND UNDERWRITING OF POLICY	2
THE POLICY	3
FINANCIAL STATEMENTS OF SEPARATE ACCOUNT I
FINANCIAL STATEMENTS OF THE COMPANY

THE COMPANY AND THE VARIABLE ACCOUNT

Sun Life Financial Inc. ("Sun Life Financial"), a reporting company under the Securities Exchange Act of 1934 with common shares listed on the Toronto, New York and Philippine stock exchanges, is the ultimate corporate parent of Sun Life Assurance Company of Canada (U.S.). Sun Life Financial ultimately controls Sun Life Assurance Company of Canada (U.S.) through the following intervening company:  Sun Life of Canada (U.S.) Holdings, Inc., Sun Life Financial (U.S.) Investments LLC, Sun Life Financial (U.S.) Holdings, Inc., Sun Life Assurance Company of Canada - U.S. Operations Holdings, Inc., and Sun Life Financial Corp.

Sun Life of Canada (U.S.) Variable Account I was established in accordance with Delaware law on December 1, 1998 and is registered as a unit investment trust.

CUSTODIAN

We are the Custodian of the assets of the Variable Account.  We will purchase Fund shares at net asset value in connection with amounts allocated to the Variable Sub-Accounts in accordance with your instructions, and we will redeem Fund shares at net asset value for the purpose of meeting the contractual obligations of the Variable Account and paying charges relative to the Variable Account. The Variable Account will be fully funded at all times for purposes of Federal securities laws.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The auditor of the consolidated financial statements of Sun Life Assurance Company of Canada (U.S.) and Sun Life of Canada (U.S.) Variable Account I is Deloitte & Touche LLP, an independent registered public accounting firm.

DISTRIBUTION AND UNDERWRITING OF THE POLICY

The Policy is offered on a continuous basis.  The Policy is sold by licensed insurance agents ("Selling Agents") in those states where the Policy may be lawfully sold.  Such Selling Agents will be registered representatives of affiliated and unaffiliated broker-dealer firms ("Selling Broker-Dealers") registered under the Securities Exchange Act of 1934 who are members of the National Association of Securities Dealers, Inc. and who have entered into selling agreements with the Company and our general distributor, Clarendon Insurance Agency, Inc. ("Clarendon"), One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481.  Clarendon is a wholly-owned subsidiary of the Company, is registered with the SEC under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc.

The Company (or its affiliates, for the purposes of this section only, collectively, "the Company"), pays the Selling Broker-Dealers compensation for the promotion and sale of the Policy.  The Selling Agents who solicit sales of the Policy typically receive a portion of the compensation paid by the Company to the Selling Broker-Dealers in the form of commissions or other compensation, depending on the agreement between the Selling Broker-Dealer and their Selling Agent.  This compensation is not paid directly by the Policy Owner or the Variable Account.  The Company intends to recoup this compensation through fees and charges imposed under the Policy, and from profits on payments received by the Company for providing administrative, marketing, and other support and services to the Funds.

The amount and timing of commissions the Company may pay to Selling Broker-Dealers may vary depending on the selling agreement but is not expected to be more than 90% of the first Policy Year’s target premium plus 3% of the premium in excess of target premium.  Target premium varies based on the Insured's age, sex and rating class.  Commissions will not exceed 3% of the premium received in Policy Years 2-10 and 2% of the premium received thereafter.  If a Surrender Charge Modification Rider is attached to the Policy, commissions will not exceed 31.5% of target premium received in Policy Years 1-3, 3% of premium received in Policy Years 4-10 and 2% of premium received thereafter.

The Company may pay or allow other promotional incentives or payments in the form of cash or other compensation to the extent permitted by NASD rules and other applicable laws and regulations.

The Company also pays compensation to wholesaling broker-dealers or other firms or intermediaries, including, in some cases, payments to affiliates of the Company such as Sun Life Financial Distributors, Inc., in return for wholesaling services such as providing marketing and sales support, product training and administrative services to the Selling Agents of the Selling Broker-Dealers.  These allowances may be based on a percentage of premium, a percentage of Account Value and/or may be a fixed dollar amount.

In addition to the compensation described above, the Company may make additional cash payments (in certain circumstances referred to as “override” compensation) or reimbursements to Selling Broker-Dealers in recognition of their marketing and distribution, transaction processing and/or administrative services support.  These payments are not offered to all Selling Broker-Dealers, and the terms of any particular agreement governing the payments may vary among Selling Broker-Dealers depending on, among other things, the level of and type of marketing and distribution support provided.  Marketing and distribution support services may include, among other services, placement of the Company's products on the Selling Broker-Dealer's preferred or recommended list, access to the Selling Broker-Dealer's registered representatives for purposes of promoting sales of the Company's products, assistance in training and education for the Selling Agents, and opportunities for the Company to participate in sales conferences and educational seminars.  The payments or reimbursements may be calculated as a percentage of the particular Selling Broker-Dealer’s actual aggregate sales of our variable policies (including the Policy), in most cases not to exceed 3% of aggregate sales attributable to the Selling Broker-Dealer and/or may be a fixed dollar amount.  Broker-dealers receiving these additional payments may pass on some or all of the payments to the Selling Agent.

In addition to selling our variable policies (including the Policy), some Selling Broker-Dealers or their affiliates may have other business relationships with the Company.  Those other business relationships may include, for example, reinsurance agreements pursuant to which an affiliate of the Selling Broker-Dealer provides reinsurance to the Company relative to some or all of the Policies or other variable policies issued by the Company or its affiliates.  The potential profits for a Selling Broker-Dealer or its affiliate associated with such reinsurance arrangements could indirectly provide incentives to the Selling Broker-Dealer and its Selling Agents to recommend products for which they provide reinsurance over similar products which do not result in potential reinsurance profits to the Selling Broker-Dealer or its affiliate.  The operation of an individual policy is not impacted by whether the policy is subject to a reinsurance arrangement between the Company and an affiliate of the Selling Broker-Dealer.

You should ask your Selling Agent for further information about what commissions or other compensation he or she, or the Selling Broker-Dealer for which he or she works, may receive in connection with our purchase of the Policy.

THE POLICY

To apply for a Policy, you must submit an application to our Principal Office.  We will then follow underwriting procedures designed to determine the insurability of the proposed Insured.  We offer the Policy on a regular (or medical) underwriting basis.  We may require medical examinations and further information before the proposed application is approved.   Proposed Insureds must be acceptable risks based on our underwriting limits and standards.  A Policy cannot be issued until the underwriting process has been completed to our satisfaction.  We reserve the right to reject an application that does not meet our underwriting requirements or to apply extra charges for the underwriting classification for an Insured which will result in increased Monthly Cost of Insurance charges.  The cost of insurance charges are based on the 1980 Commissioner's Standard Ordinary Smoker and Nonsmoker Mortality Table.

Premium Expense Charge.   We will deduct a charge from each premium payment as a sales load and for our federal, state and local tax obligations, which we will determine from time to time.  The Premium Expense Charge is 7.50% in Policy Years 1-10 and 3.50% thereafter.

Increase in Face Amount.  After the first policy anniversary, you may request an increase in the Specified Face Amount.  You must provide satisfactory evidence of the Insured's insurability.  Once requested, an increase will become effective at the next policy anniversary following our approval of your request.  The Policy does not allow for an increase if the Insured's Attained Age is greater than 80 on the effective date of the increase.

If there are increases in the Specified Face Amount other than increases caused by changes in the death benefit option, the cost of insurance charge is determined separately for the initial Specified Face Amount and each increase in the Specified Face Amount.  In calculating the net amount at risk, your Account Value will first be allocated to the initial death benefit and then to each increase in the Specified Face Amount in the order in which the increases were made.

FINANCIAL STATEMENTS

The financial statements of the Variable Account and Sun Life Assurance Company of Canada (U.S.) will be included in this Statement of Additional Information by amendment.  The consolidated financial statements of Sun Life Assurance Company of Canada (U.S.) will be provided as relevant to its ability to meet its financial obligations under the Policies and should not be considered as bearing on the investment performance of the assets held in the Variable Account.

PART C

ITEM 26.  EXHIBITS

A.
Resolution of the Board of Directors of Sun Life Assurance Company of Canada (U.S.), dated October 29, 1998, authorizing the establishment of Sun Life of Canada (U.S.) Variable Account I (Incorporated herein by reference to the Registration Statement of Sun Life of Canada (U.S.) Variable Account I on Form S-6, File No. 333-68601, filed with the Securities and Exchange Commission on December 9, 1998.)

B.	None.

C.
Principal Underwriting Agreement (Incorporated herein by reference to Post-Effective Amendment No. 2 to the Registration Statement of Sun Life of Canada (U.S.) Variable Account I on Form S-6, File No. 333-94359, filed with the Securities and Exchange Commission on March 31, 2000.)

D.	(1) Flexible Premium Combination Fixed and Variable Life Insurance Policy.

(2)	Supplemental Insurance Rider

(3)  Loan Lapse Protection Rider

(4)	No Lapse Protection Rider

(5)	Surrender Charge Modification Rider

(6)  Charitable Giving Benefit Rider

(7)  Travel Assistance Endorsement

(8)  Accelerated Death Benefit Rider (Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Registration Statement of Sun Life of Canada (U.S.) Variable Account I on Form S-6, File No. 333-68601, filed with the Securities and Exchange Commission on April 27, 1999.)

 (9)  Payment of Stipulated Premium Rider (Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Registration Statement of Sun Life of Canada (U.S.) Variable Account I on Form S-6, File No. 333-68601, filed with the Securities and Exchange Commission on April 27, 1999.)

(10)  Waiver of Monthly Deductions Rider (Incorporated herein by reference to Post-Effective Amendment No. 4 to the Registration Statement of Sun Life of Canada (U.S.) Variable Account I on Form S-6, File No. 333-68601, filed with the Securities and Exchange Commission on February 12, 2001.)

E.	Application for Flexible Premium Combination Fixed and Variable Life Insurance Policy.

F.
(1)  Certificate of Incorporation of Sun Life Assurance Company of Canada (U.S.) (Incorporated herein by reference to the Depositor's Form 10-K, File No. 333-82824, filed with the Securities and Exchange Commission on March 29, 2004.)

(2)  Bylaws of the Depositor, as amended March 19, 2004 (Incorporated herein by reference to the Depositor's Form 10-K, File No. 333-82824, filed with the Securities and Exchange Commission on March 29, 2004.)

G.
Specimen Reinsurance Contract. (Incorporated herein by reference to the Registration Statement of Sun Life of Canada (U.S.) Variable Account I on Form N-6, File No. 333-100829, filed with the Securities and Exchange Commission on October 30, 2002.)

H.           (1)      Participation Agreement, dated February 17, 1998, by and among AIM Variable Insurance Funds, Inc., AIM Distributors, Inc., Sun Life Assurance Company of Canada (U.S.), and Clarendon Insurance Agency, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 1 to the Registration Statement on Form N-4, Exhibit 8d, File No. 333-82957, filed with the Securities and Exchange Commission on February 3, 2000.)

(2)      Amended and Restated Participation Agreement, dated December 13, 2004, by and among Sun Capital Advisers Trust, Sun Capital Advisers, Inc., Sun Life Insurance and Annuity Company of New York and Sun Life Assurance Company of Canada (U.S.) (Incorporated herein by reference to Post-Effective Amendment No. 8 to the Registration Statement on Form N-4, Exhibit 8e, File No. 333-83516, filed with the Securities and Exchange Commission on April 29, 2005.)

(3)      Amended and Restated Participation Agreement, dated September 1, 2004, by and among Sun Life Assurance Company of Canada (U.S.), Variable Insurance Products Fund and Fidelity Distributors Corporation (Incorporated herein by reference to Post-Effective Amendment No. 8 to the Registration Statement on Form N-4, Exhibit 8g, File No. 333-83516, filed with the Securities and Exchange Commission on April 28, 2005.)

(4)      Participation Agreement, dated May 1, 2001, by and among Sun Life Assurance Company of Canada (U.S.), Clarendon Insurance Agency, Inc., Alliance Capital Management L.P. and Alliance Fund Distributors, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Registration Statement on Form N-4, Exhibit 8k, File No. 333-82957, filed with the Securities and Exchange Commission on April 23, 2004.)

(5)      Participation Agreement, dated September 16, 2002, by and among the Franklin Templeton Variable Insurance Products Trust, Franklin Templeton Distributors, Inc, Sun Life Insurance and Annuity Company of New York and Sun Life Assurance Company of Canada (U.S.) (Incorporated herein by reference to the Registration Statement of KBL Variable Account A on Form N-4, Exhibit 8g, File No. 333-102278, filed with the Securities and Exchange Commission on December 31, 2002.)

(6)      Participation Agreement, dated February 17, 1998, by and among Goldman Sachs Variable Insurance Trust, Goldman, Sachs & Co., and Sun Life Assurance Company of Canada (U.S.) (Incorporated herein by reference to Post-Effective Amendment No. 13 to the Registration Statement on Form N-4, Exhibit 8b, File No. 033-41628, filed with the Securities and Exchange Commission on April 26, 1999.)

(7)      Amended and Restated Participation Agreement, dated November 6, 2002, by and among MFS/Sun Life Series Trust, Sun Life Insurance and Annuity Company of New York, Sun Life Assurance Company of Canada (U.S.) and Massachusetts Financial Services Company (Incorporated herein by reference to Post-Effective Amendment No. 3 to the Registration Statement on Form N-4, Exhibit 8a, File No. 333-107983, filed with the Securities and Exchange Commission on May 28, 2004.)

(8)      Participation Agreement, dated July 15, 2002, by and among Sun Life Assurance Company of Canada (U.S.), Deutsche Asset Management VIT Funds and Deutsche Asset Management, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 2 to the Registration Statement on Form S-6, Exhibit 8o, File No. 333-65048, filed with the Securities and Exchange Commission on July 3, 2002.)

(9)      Participation Agreement, dated September 30, 2002, by and among Sun Life Assurance Company of Canada (U.S.), Sun Life Insurance and Annuity Company of New York, First Eagle Sogen Variable Funds, Inc. and Arnhold and S. Bleichroeder, Inc. (Incorporated herein by reference to the Registration Statement on Form N-6, Exhibit H9, File No. 333-143353, filed with the Securities and Exchange Commission on May 30, 2007).

(10)
Participation Agreement, dated September 16, 2002, by and among Sun Life Assurance Company of Canada (U.S.), Sun Life Insurance and Annuity Company of New York, PIMCO Variable Insurance Trust and PIMCO Funds Distributors LLC. (Incorporated herein by reference to Post-Effective Amendment No. 3 to the Registration Statement on Form N-6, Exhibit H10, File No. 333-59662, filed with the Securities and Exchange Commission on February 26, 2003.)

(11)    Participation Agreement, dated December 1, 2004, by and among Wanger Advisors Trust, Columbia Funds Distributor, Inc., Sun Life Assurance Company of Canada (U.S.) and Sun Life Insurance and Annuity Company of New York.  (Incorporated herein by reference to the Registration Statement of Sun Life (N.Y.) Variable Account J on Form N-6, Exhibit H20, File No. 333-136435, filed with the Securities and Exchange Commission on August 9, 2006.)

(12)
Participation Agreement, dated February 17, 1998, by and among Sun Life Assurance Company of Canada (U.S.) and Lord, Abbett & Co. (Incorporated herein by reference to Post-Effective Amendment No. 8 to the Registration Statement on Form S-6, Exhibit 8i, File No. 333-13087, filed with the Securities and Exchange Commission on April 26, 2002.)

(13)
Participation Agreement, dated August 6, 2004, by and among Sun Life Assurance Company of Canada (U.S.), Van Kampen Life Investments Trust, Van Kampen Funds Inc., Van Kampen Asset Management. (Incorporated herein by reference to Post-Effective Amendment No. 4 to the Registration Statement on Form N-6, Exhibit H16, File No. 333-100831, filed with the Securities and Exchange Commission on May 2, 2005).

(14)
Participation Agreement, dated December 31, 2002, by and among Oppenheimer Variable Account Funds, OppenheimerFunds, Inc. and Sun Life Assurance Company of Canada (U.S.). (Incorporated herein by reference to Post-Effective Amendment No. 4 to the Registration Statement on Form N-6, Exhibit H17, File No. 333-100831, filed with the Securities and Exchange Commission on May 2, 2005).

(15)    Restated Participation Agreement, dated April 1, 2007, by and among Sun Life Assurance Company of Canada (U.S.), Sun Life Insurance and Annuity Company of New York, Independence Life and Annuity Company, Columbia Funds Variable Insurance Trust I, Columbia Management Advisors, LLC and Columbia Management Distributors, Inc. (Incorporated herein by reference to the Registration Statement on Form N-6, Exhibit H15, File No. 333-143353, filed with the Securities and Exchange Commission on May 30, 2007).

I.	None.

J. (1)	Powers of Attorney (included as part of the Signature page to this Registration Statement).

(2)
Resolution of the Board of Directors of the Depositor dated July 24, 2003, authorizing the use of Powers of Attorney for Officer signatures. (Incorporated herein by reference to the Post-Effective Amendment No. 3 to the Registration Statement of Keyport Variable Account A on Form N-4, File No. 333-100475, filed with the Securities and Exchange Commission on April 23, 2004.)

K.           Legal Opinion.

L.           None.

M.           None.

N.           Consent of Independent Registered Public Accounting Firm (to be filed by amendment).

O.           None.

P.           None.

Q.           None.

ITEM 27.  DIRECTORS AND OFFICERS OF THE DEPOSITOR

Name and Principal Business Address	Positions and Offices With Depositor
Thomas A. Bogart Sun Life Assurance Company of Canada 150 King Street West Toronto, ON M5H 1J9	Director
Ronald Hiebert Friesen Sun Life Assurance Company of Canada (U.S.) One Sun Life Executive Park Wellesley Hills, MA 02481	Director and Senior Vice President and Chief Financial Officer and Treasurer
Scott M. Davis Sun Life Assurance Company of Canada (U.S.) One Sun Life Executive Park Wellesley Hills, MA 02481	Director and Senior Vice President and General Counsel
Richard Paul McKenney Sun Life Assurance Company of Canada 150 King Street West Toronto, Ontario Canada M5H 1J9	Director
Mary Martha Fay Sun Life Assurance Company of Canada (U.S.) One Sun Life Executive Park Wellesley Hills, MA 02481	Director and Senior Vice President and General Manager, Annuities
Robert C. Salipante Sun Life Assurance Company of Canada (U.S.) One Sun Life Executive Park Wellesley Hills, MA 02481	Director and President
Donald A. Stewart Sun Life Assurance Company of Canada 150 King Street West Toronto, Ontario Canada M5H 1J9	Director and Chairman
Michele G. Van Leer Sun Life Assurance Company of Canada (U.S.) One Sun Life Executive Park Wellesley Hills, MA 02481	Senior Vice President and General Manager, Individual Insurance
James M.A. Anderson Sun Life Assurance Company of Canada 150 King Street West Toronto Ontario Canada M5H 1J9	Executive Vice President and Chief Investment Officer
Keith Gubbay Sun Life Assurance Company of Canada (U.S.) One Sun Life Executive Park Wellesley Hills, MA 02481	Senior Vice President and Chief Actuary
Michael S. Bloom Sun Life Assurance Company of Canada (U.S.) One Sun Life Executive Park Wellesley Hills, MA 02481	Assistant Vice President and Senior Counsel and Secretary
Michael K. Moran Sun Life Assurance Company of Canada (U.S.) One Sun Life Executive Park Wellesley Hills, MA 02481	Vice President and Chief Accounting Officer and Controller
John R. Wright Sun Life Assurance Company of Canada (U.S.) One Sun Life Executive Park Wellesley Hills, MA 02481	Executive Vice President, Sun Life Financial U.S. Operations

ITEM 28.  PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR THE REGISTRANT

No person is directly or indirectly controlled by the Registrant.  The Registrant is a separate account of Sun Life Assurance Company of Canada (U.S.), which is ultimately controlled by Sun Life Financial.

The organization chart of Sun Life Financial is incorporated by reference to Post-Effective Amendment No. 4 to the Registration Statement on Form N-4 of Keyport Variable Account A, File Nos. 333-114126, filed April 25, 2007.

None of the companies listed in such organization chart is a subsidiary of the Registrant; therefore, the only financial statements being filed are those of Sun Life Assurance Company of Canada (U.S.).

ITEM 29.  INDEMNIFICATION

Pursuant to Section 145 of the Delaware Corporation Law, Article 8 of the By-laws of Sun Life Assurance Company of Canada (U.S.) provides for the indemnification of directors, officers and employees of Sun Life Assurance Company of Canada (U.S.).  Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Sun Life Assurance Company of Canada (U.S.) pursuant to the certificate of incorporation, by-laws, or otherwise, Sun Life (U.S.) has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by Sun Life (U.S.) of expenses incurred or paid by a director, officer, controlling person of Sun Life (U.S.) in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Sun Life (U.S.) will submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Act, unless in the opinion of their counsel the matter has been settled by controlling precedent, and will be governed by the final adjudication of such issue.

ITEM 30.  PRINCIPAL UNDERWRITERS

Clarendon Insurance Agency, Inc., which is a wholly-owned subsidiary of Sun Life Assurance Company of Canada (U.S.), acts as general distributor for the Registrant, Sun Life of Canada (U.S.) Variable Accounts C, D, E, F, G and K, Keyport Variable Account A, KMA Variable Account, Keyport Variable Account I, KBL Variable Account A, KBL Variable Annuity Account, Sun Life (N.Y.) Variable Accounts A, B, C, D, J and N and Money Market Variable Account, High Yield Variable Account, Capital Appreciation Variable Account, Government Securities Variable Account, World Governments Variable Account and Total Return Variable Account.

Name and Principal	Position and Offices
Business Address*	with Underwriter

Katherine E. Sarvary	President
Scott M. Davis	Director
Michele G. Van Leer	Director
Mary M. Fay	Director
Ann B. Teixeira	Assistant Vice President, Compliance
Michael S. Bloom	Secretary
Kathleen T. Baron	Chief Compliance Officer
Michael L. Gentile	Vice President
Raymond Scanlon	Vice President
William T. Evers	Assistant Vice President and Senior Counsel
Nancy C. Atherton	Assistant Vice President & Tax Officer
Jane F. Jette	Financial/Operations Principal and Treasurer
Amy E. Mercer	Assistant Secretary
Alyssa M. Gair	Assistant Secretary

*The principal business address of all directors and officers of the principal underwriter is One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481.

ITEM 31.  LOCATION OF ACCOUNTS AND RECORDS

Accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the Rules promulgated thereunder are maintained, in whole or in part, by Sun Life Assurance Company of Canada (U.S.) at its offices at One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481 or at the offices of Clarendon Insurance Agency, Inc., at One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481.

ITEM 32.  MANAGEMENT SERVICES

Not applicable.

ITEM 33.  FEE REPRESENTATION

Sun Life Assurance Company of Canada (U.S.)("Sun Life of Canada (U.S.)") hereby represents that the aggregate fees and charges under the Policy are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Sun Life (U.S.).

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has duly caused this Registration Statement on Form N-6 to be signed on its behalf, in the Town of Wellesley Hills, and Commonwealth of Massachusetts on this 17th day of July, 2007.

SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT I
(Registrant)

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Depositor)

By: ___/s/ Robert C. Salipante______________
Robert C. Salipante
President

Attest:	__/s/ Sandra M. DaDalt_________________
Sandra M. DaDalt
Assistant Vice President & Senior Counsel

SIGNATURES AND POWERS OF ATTORNEY

We, the undersigned officers and directors of Sun Life Assurance Company of Canada (U.S.), hereby constitute and appoint Michael S. Bloom, Susan J. Lazzo, James J. Klopper, Sandra M. DaDalt and Elizabeth B. Love, and each of them singly, our attorneys-in-fact, with full power to any of them, to sign, for each of us, in our names and in the capacities indicated below, the Registration Statement of  Sun Life Assurance Company of Canada (U.S.) on Form N-6 filed herewith and any and all pre-effective and post-effective amendments to said Registration Statement under the Securities Act of 1933 and to deliver and file the same, with exhibits thereto, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact or his or her substitute or substitutes may do or cause to be done by virtue hereof.  This power of attorney may be executed in counterparts.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Robert C. Salipante	Director and President	July 17, 2007
Robert C. Salipante	(Principal Executive Officer)

/s/ Ronald H. Friesen	Director and Senior Vice President and Chief Financial	July 17, 2007
Ronald H. Friesen	Officer and Treasurer
(Principal Financial Officer)

/s/ Michael K. Moran	Vice President and Chief Accounting Officer and	July 17, 2007
Michael K. Moran	Controller
(Principal Accounting Officer)

/s/ Donald A. Stewart	Director	July 17, 2007
Donald A. Stewart

/s/ Richard P. McKenney	Director	July 17, 2007
Richard P. McKenney

/s/ Thomas A. Bogart	Director	July 17, 2007
Thomas A. Bogart

/s/ Scott M. Davis	Director	July 17, 2007
Scott M. Davis

/s/ Mary M. Fay	Director	July 17, 2007
Mary M. Fay

EXHIBIT INDEX

D1	Policy

D2	Rider

D3	Rider

D4	Rider

D5	Rider

D6	Rider

D7	Endorsement

E	Application

K	Legal Opinion